REGULATION CROWDFUNDING OFFERING STATEMENT

DATED January 19, 2018

Alkane Truck Company
1053 London Street
Myrtle Beach, South Carolina 29577
(843) 839-0109
www.alkanetruckcompany.com

Up to 234,741 shares of Class B Common Stock at $4.26 per share.

Minimum Purchase: 57 shares at $4.26 each, for a total of $247.08

Total offering amount: Up to $999,996.66

We are offering a maximum of 234,741 shares of Class B common stock, par value $0.001 per share (the "Class B Common Stock") of Alkane Truck Company, a Georgia corporation formed on June 24, 2011 (the "Company") on a "best efforts" basis. We have met the target amount set when we launched this offering. We will accept oversubscriptions in excess of the target offering amount up to $999,996.66 on a first come, first served basis. See "Plan of Distribution" on page 21 and "Our Securities" on page 19 for a description of our shares.

	Number of Shares	**Price to Public (1)**	**Underwriting Discounts and Commissions (2)**	**Proceeds to Issuer (3)**
Per Common Share	1	$4.26	$0.00	$
Target Offering Amount	5,867	$24,993.42	$0.00	$24,993.42

Maximum Offering Amount	234,741	$999,996.66	$0.00	$999,996.66

(1) The fee for posting on Startengine.com is 5% of the total raised. This fee is being split between the Company and those participating in the offering. A 2.5% surcharge fee, $0.1065 per share purchased, will be added to the investment for each share purchased. This surcharge is in addition to the share price and is not calculated as a portion of the target offering amount or maximum offering amount.

(2) We do not intend to use commissioned sales agents or underwriters.

(3) Does not include expenses of the offering, including professional fees, costs of blue sky compliance, escrow fees and the fees and costs of posting offering information on Startengine.com. See "Use of Proceeds" and "Plan of Distribution".

- **Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials.**

- **Prior to July 20, 2018, we may conduct multiple closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

- **If an investor does not cancel an investment commitment at least 48 hours prior to July 20, 2018 (or such earlier closing), his or her funds will be released to us upon a closing of the offering and he or she will receive securities in exchange for his or her investment.**

- **If we notify investors of a material change to the offering and you do not reconfirm your investment commitment thereafter, your investment commitment will be cancelled and your committed funds will be returned to you.**

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 100 of Regulation Crowdfunding. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our Class B Common Stock and we cannot guarantee that such a trading market will ever exist.

These are speculative securities. A crowdfunding investment involves significant risks. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. See

"Risk Factors" beginning on page .

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering statement or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

You should rely only on the information contained in this offering statement prepared by or on behalf of us. We have not authorized anyone to provide you with information different from, or in addition to, that contained in this offering statement. This offering statement is an offer to sell only the Common Stock offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this offering statement is current only as of its date.

Table of Contents

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements set forth in this offering statement constitute "Forward Looking Statements." Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance or achievements, and may contain the words "estimate," "project," "intend," "forecast," "anticipate," "plan," "planning," "expect," "believe," "will likely," "should," "could," "would," "may" or words or expressions of similar meaning. All such forward-looking statements involve risks and uncertainties, including, but not limited to, those risks described herein. Therefore, prospective Investors are cautioned that there also can be no assurance that the forward-looking statements included in this offering statement will prove to be accurate. In light of the significant uncertainties inherent to the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation or warranty by the Company or any other person that the objectives and plans of the Company will be achieved in any specified time frame, if at all.

The Company's forward-looking statements are based on management's current expectations and assumptions regarding the Company's business and performance, the economy and other future conditions and forecasts of future events, circumstances and results. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. The Company's actual results may vary materially from those expressed or implied in its forward-looking statements.

Important factors that may cause the actual results to differ from those expressed within may include, but are not limited to:

The success or failure of the Company's efforts to successfully market its products and services as scheduled;

- The Company's ability to attract, build, and maintain a customer base;
- The Company's ability to attract and retain quality employees;
- The effects of changing economic conditions; and
- The ability of the Company to obtain adequate debt or other financing if only a fraction of this offering is sold;

These along with other risks, which are described under the "Risk Factors" section starting on page may be described in future communications to stockholders. Except to the extent required by applicable laws or rules, the Company makes no representation and undertakes no obligation to update the forward looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

SUMMARY OF THE OFFERING

The following summary is qualified in its entirety by the detailed information appearing elsewhere in this offering statement. Although the offering statement may provide potential Investors with some references to subject headings, the information appearing under those headings is not necessarily a complete or exclusive discussion or description of that subject. References in this offering statement to the "Company," "Alkane", "we," "us" and "our" are to Alkane Truck Company.

Our Company

Alkane Truck Company, Inc. (Alkane) was formed in 2011, and designs, develops and markets zero emission and near zero emission alternative fueled trucks. Alkane is an emerging uniquely competitive OEM alternative fuel truck company utilizing strategic global supply agreements with leading component manufacturers (ie: chassis & cab from China and engine, transmission and fuel system, etc. from the U.S.) to minimize the significant financial investment required for the design, compliance, tooling and production facilities of a typical OEM truck manufacturer.

All of Alkane's medium- and heavy-duty trucks are shipped to Alkane as 'knock-down' kits from each component manufacturer. The components are EPA/CARB/DOT tested and approved as required before being integrated and assembled at an Alkane-certified assembly facility by skilled American workers. This production/assembly model qualifies Alkane as a U.S. OEM (original equipment manufacturer) as the domestic value-add content exceeds 51%. This designation allows Alkane to issue its own VIN (vehicle identification numbers), avoiding hundreds of millions of dollars in truck body/component tooling and facility infrastructure expense.

Alkane is ready to launch a new line of alternative fuel and clean burning trucks in North America, Latin America and South America. Alkane's line of Class 6 thru Class 8 vehicle OEM trucks will operate on a ground-breaking Zero Emission ("ZEV") electric battery power, on Near-Zero Emission Compressed Natural Gas (CNG), Liquefied Natural Gas (LNG) and Renewable Natural Gas (RNG) engines and on Low-Emission Liquid Propane Autogas (LPG) engines.

The Offering

The Company is offering a minimum of 5,867 shares (the "Target Offering Amount") of Class B Common Stock (each, a "Share") and a maximum of 234,741 Shares (the "Maximum Offering Amount") on a "best efforts" basis, at a price per share of $4.26.

Since the Target Offering Amount has been reached, the offering may continue until July 20, 2018 (which date may be extended at our option) or the date when all shares have been sold (the "Offering Period"). At any time during the Offering Period, the Company may accept and finalize your investment.

The offering price per Share has been arbitrarily determined by the Company. The Company may, in the future, sell Shares for a higher or lower price per Share than that for which the Shares are being sold in this offering. In determining such future prices, the Board of Directors of the Company will take into consideration such factors as they deem necessary, which may include the current status, operations and results of the Company, the requirements for additional capital, market factors, and other factors that may not be known until the applicable time.

In the future the Company may value its shares using different methodologies, including, without limitation valuations based on liquidation value, book value and earnings value, and third parties may offer different prices for the Shares.

Upon completion of the offering, assuming that the Maximum Offering Amount has been sold, there will be 569,741 shares of Class B Common Stock outstanding. The Company has no warrants, options, or other derivatives (such as convertible promissory notes, etc.) outstanding which may result in the issuance of any additional shares of Class A Common Stock or Class B Common Stock.

The following table sets forth the number of shares of Class B Common Stock issued and outstanding prior to and following this offering.

Securities Offered	234,741 (maximum shares of Class B Common Stock)
Shares of Class B Common Stock outstanding pre-offering	185,000
Maximum Number of Shares of Class B Common Stock outstanding post-offering (excluding shares which may be issued outside this offering)	419,741

The net proceeds of this offering will be used primarily to purchase inventory and working capital needs or to undertake marketing efforts if only the Target Offering Amount is sold.

Investing in our Class B Common Stock involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section beginning on page of this offering statement.

BUSINESS

Company Background and General Overview

Alkane Truck Company, formerly known as Noble Automotive Group, Inc., is a corporation formed under the laws of Georgia on June 24, 2011. On December 30, 2015, Alkane Truck Company, which was a wholly owned subsidiary of Noble Automotive Group, Inc. ("Noble") merged with and into Noble, with Noble surviving and changing its name to Alkane Truck Company. Prior to the name change and consolidation, Noble Automotive Group, Inc. (a Georgia corporation) owned three wholly owned subsidiaries: Vision Motor Company (a Delaware corporation), Valor Motor Company (a Delaware corporation), and Alkane Truck Company (a Georgia corporation).

Effective as of December 30, 2015, Valor Motor Company and Alkane Truck Company merged into the parent company under the new name, Alkane Truck Company. Since December 30, 2015, the Company operates as Alkane Truck Company and has one wholly owned subsidiary, Vision Motor Company (a Delaware corporation), which does not currently have any operations. All operations are in the Company.

The Company has been preparing, through rigorous testing, research and development, a new line of alternative fuel and clean burning trucks to fill market voids in North America, Latin America and South America. Alkane's line of Class 6 thru Class 8 vehicle OEM trucks will operate on a ground-breaking Zero

Emission ("ZEV") electric battery power, on Near-Zero Emission Compressed Natural Gas (CNG), Liquefied Natural Gas (LNG) and Renewable Natural Gas (RNG) engines and on Low-Emission Liquid Propane Autogas (LPG) engines.

The Company is an 'assembler' of vehicles as opposed to a manufacturer of vehicles. This distinction is an important one. The role of 'assembler' eliminates the debt burden of purchasing hundreds of millions of dollars in stamping and other high-priced production equipment required to manufacture vehicles from the ground up.

Instead, our formula is very simple: seek out the industry's best components at the best prices available worldwide and contract with those manufacturers already equipped to produce the vehicle parts. Having bypassed investment in a cumbersome manufacturing infrastructure interested in serving a niche market rather than mass production, Alkane is positioned to move straight to assembling vehicles. Technology changes quickly; in addition to the obvious front-end cost savings, Alkane is free to assimilate new innovation without being hampered by equipment outdated before it can even be fully depreciated. This smart model will keep Company a contemporary enterprise from the beginning.

Alkane purchases engines, transmissions, fuel systems, axles, rims, tires, seats, seat belts, brake systems - 66% of all components - from the finest manufacturers in the United States. In addition to keeping Americans employed, this important benchmark qualifies Alkane to sell our specialty vehicles to the US government. We are able to purchase gliders (vehicle body without drive train) from Foton-Daimler and Agrale at very competitive prices and integrate US drive trains and fuel system components from contracted suppliers at equally favorable prices. This allows us to sell our natural gas fueled trucks at prices comparable to diesel or gasoline trucks of the same size and weight class.

We contract for the highest quality parts and components already in production by experienced manufacturers. To purchase and outfit such facilities could cost upwards of $500,000,000; we avoid that expense and focus our attention, instead, on securing only the best engineers, designers and suppliers. In addition, contracting with select third-party quality producers allows us access to name brand components without the fear of competition with larger manufacturers. For example, we purchase our 8.8 liter PSI block engines from a third party source in business to sell name brand engines powered by natural gas.

We currently contract with some of the most respected companies in the industry. Alkane is the Agent of Service for the North American market for Foton, from whom we purchase cabs and frames for our Class 6 and our Class 7 delivery trucks; Foton manufactures and sells 600,000 trucks annually worldwide.

For our Class 6 and Class 7 chassis, Alkane has completed the required DOT, EPA, and CARB certifications. This time-consuming and expensive process is required in order to sell vehicles in the North American market. Based on timing and funding levels of Alkane's CF Funding campaign, we plan to be in production with our Class 7 Low Emission Propane Truck in the Spring of 2018, our Class 6 Near-Zero Emission electric truck in the Summer of 2018, and our Near Zero Natural Gas Truck in Late-Summer 2018.

Agrale of Brazil manufactures the body of our on-road/off-road, heavy-duty vehicle, the rugged Alkane Dominator, recently showcased as part of the LINE-X exhibition at the prestigious SEMA Show in Las Vegas, Nevada. Agrale manufactures all vehicles for the Brazilian military - vehicles designed to negotiate some of the most challenging terrain in the world. Alkane Truck Company is the Agent of Service for Agrale for the North American market, the first time they have offered this exclusive role to anyone outside of Brazil.

We plan to begin production of the Dominator shortly after launching the Zero Emission, Near-Zero Emission, and Low Emission trucks referenced earlier.

We are in the process of setting up an internal call center charged with contacting an extensive network of thousands of dealerships in the U.S., Canada, and Mexico for the purpose of selecting a few hundred of the most trusted and committed dealerships to represent Alkane's line of alternative fuel vehicles. These carefully chosen dealerships will be fully-equipped and trained to sell and service for our end-customers in close proximity to their place of business. We also expect there will be the need for direct sales National Accounts at the customer's request which will be supported by Alkane National Account Managers.

Trends in Customer Preferences and Spending

Alkane Truck Company has developed a marketing outreach to established dealers, partnering with over 80 dealership locations throughout the United States and Canada. Established dealership locations must have proven service capability to sell and oversee the care of Alkane vehicles and owners throughout the lifetime of each vehicle. Alkane Truck Company will have three vehicle types available to the market over the next three years. Alkane Truck Company's liquid propane autogas-powered class 7 is the first in its class to be designed from the ground up, front-to-back, to run on LPG. Available in 26,000 and 33,000 GVW classes, this cab over is the perfect inner-city solution.

The cab-over design improves visibility while negotiating in tight areas and the hi-torque engine runs extremely quiet without any black smoke. The Alkane class 8 features world standard fuel economy powered by LPG or CNG. This truck is scheduled for DOT compliance testing in 2018, after which Alkane will begin fulfilling advance dealer orders. The DominatorTM is a rugged 4WD workhorse, capable of hauling your car--with the garage still attached! Built with military DNA, this humvee-type vehicle can be fitted for specialty applications such as fire and rescue, police, forestry and any other governmental or industrial need. With 345 hp at 5400 rpm and torque to spare, the 4WD Alkane DominatorTM can handle any road conditions. Snow, mud, standing water or rugged off-road terrain is no match for this 6L V8 power house. Paired with the choice of a 6-speed automatic or manual transmission, an added feature is low-cost liquid propane as an alternative fuel. Power Solutions International, known for its engineering excellence, has designed this big block to offer the same torque curve as gasoline with diesel-like performance.

The Company's website is http://www.alkanetruckcompany.com/.

The Market

The Challenge

One of the important global issues of the 21st century is reversing the degradation and harmful effects of emissions in our air quality. There is mounting evidence that diesel exhaust poses major health hazards to hundreds of millions of people. Diesel exhaust has been classified as a potential human carcinogen by the U.S. Environmental Protection Agency ("EPA") and irritates the eyes, nose, throat and lungs. For example, recent EPA occupational health studies of railroad, dock, trucking, and bus garage workers exposed to high levels of diesel exhaust over many years consistently demonstrate a 20 to 50% increase in the risk of lung cancer. According to another EPA report presented at an alternative fuel GNA Gamechanger seminar, 40% or

129 million of the U.S. population live in non-attainment counties below the acceptable national air quality standard.

Transportation and specifically medium-duty to heavy-duty trucks are the greatest consumers of diesel fuel and generate the greatest amount of diesel emissions (oxides of nitrogen (NOx) and particulate matter (soot)). An EMFAC report on California diesel consumption reported Medium-Duty and Heavy-Duty trucks consumed over 65% of the annual diesel fuel sold and, as a result, are the major contributors to the serious diesel-related emissions in the state.

The Solution:
The solution is to support technology and funding of alternative fueled vehicles and begin to reduce the use of gasoline and diesel fuel. A September 2017 Analyst Report from Craig-Hallum on the Alternative Vehicles and Fuels Industry reported:

> *China's Vice-Minister of Industry and Technology announced they are accelerating the country's move to alternative fueled vehicles away from diesel and gasoline.
>
> *Britain and France plan to ban the sale of new gasoline and diesel vehicles by 2040.

The report goes on to say that OEMs must face the reality that gasoline & diesel may not be dominating fuels of the future and that OEMs who are "first to market" with viable emission reduction solutions will have a major competitive advantage and a leg up on other market participants as this shift to alternative fuel unfolds.

In the United States, California Governor Brown has challenged California to reduce gasoline and diesel consumption by 50% and other states are introducing their own alternative fuel sustainability programs.

Alkane Truck Company, Inc. (Alkane) designs, develops and markets affordable Medium-Duty and Heavy-Duty zero emission and near zero emission alternative fueled trucks and will be in the "First To Market" group of alternative fuel solutions.

The projected addressed market for alternative fueled medium-duty and heavy-duty trucks will be in the multi- billions of dollars. For example, based on today's estimated prices, if Alkane, at some point in the future, produced a quantity of just 250 trucks per month or 3,000 per year for each of its top three alternative fuel truck models (ie: electric, natural gas, and propane), projected Alkane annual revenue would exceed $1 billion dollars.

Alkane is at the forefront of the global transition to lower emission transportation. Over one billion dollars of state, federal, and provincial incentive funds will become available starting in 2018 to help financially justify fleet owners making the decision to forego new diesel truck purchases and move to low emission transportation. Here is an example of a few of the programs:

1. *VW Mitigation Trust Fund.* As a result of Volkswagen cheating the U.S. EPA/CARB certification system, the company has agreed to a court settlement of $6.8 billion dollars for projects designed to reduce diesel-related emissions. These funds will be used to upgrade or replace

aging diesel-powered vehicles with new, clean burning engines. Alkane is well positioned to take advantage of multiple U.S. opportunities projected to begin in 2018.

2. *California Near-Zero NOx and Renewable Natural Gas (RNG) Programs.* Some of the worst air quality conditions in America are in populous regions of California. From the Governor to CARB (California Resources Board) to a handful of Regional Air Quality Districts, hundreds of millions of dollars are being invested in technologies to improve air quality or Calf. faces threatened cutbacks in federal support. Reducing diesel-related emissions (NOx and particulate matter) with alternative fuels is a priority for the Golden State. California is using Cap & Trade tax revenue to provide $90,000/truck rebate incentives for Near Zero Electric trucks, $40,000/truck rebate incentive for 12L Near Zero Emission natural gas trucks, and $10,000/truck rebate incentive for 9L Near Zero Emission natural gas trucks. These zero and near-zero emission engines will be installed in Alkane trucks.
3. *Canada Clean Air Programs.* Provincial-funded fleet incentive programs are being launched in Quebec, Ontario, and British Columbia. Clean Air Incentives in Ontario starting in 2018 are for up to $75,000 per truck. A team from Canada traveled to Alkane Truck Company corporate headquarters in August 2017 to express interest in bringing Alkane products to Quebec.

4. *Mexico and Latin America.* The 2017 deregulation of government fuel subsidies and the imposition of delivery restrictions to mitigate poor air quality in inner cities are major incentives in Mexico for fleets to begin transitioning away from diesel fuel toward alternative fuels. Alkane is engaged in discussions with local Mexican natural gas and propane fuel suppliers to wrap fueling contract incentives into the cost of purchasing an Alkane alternative fuel truck.

5. *U.S. Corporate Sustainability Programs.* Many U.S. corporations have documented sustainability and carbon footprint reduction programs. Logistical movement of goods and services is a major source of pollution for many of these companies. Transitioning to alternative fueled vehicles is a growing movement for fleets looking to maintain business relationships with sustainability customers.

Alkane will employ a combination of dealerships, national account management, and industry awareness programs to maximize market penetration and build the Alkane brand.

Growth and Sales Plan

Barriers to Entry

EPA, DOT, and CARB certifications are time consuming and expensive—but mandatory or preferred in most North, Central and South American markets. The Chinese have expressed no interest in undertaking these oppressive regulatory barriers to entry. To date, Alkane Truck Company has invested millions of dollars over several years to handpick world class suppliers, engineers, and contract assemblers in preparation for a commercial launch ramp. Our streamlined business model supports our role as assemblers and integrators of only the finest value-added components. We engineered the designs of the completed trucks and are the owners of the proprietary rights of those designs; we ensure that all components used are not an infringement on any other company's rights. We believe the reluctance of foreign manufacturers to navigate the lengthy and costly certification process gives Alkane a significant competitive growth advantage as a "first to market" player in this emerging market.

Supply Chain

In most cases, Alkane deals directly with component manufacturers and maintains back-up suppliers should the need arise. We purchase the chassis/cabs from China such that we maintain a continuous flow of inventory to our contracted assemblers. Use of Proceeds will allow Alkane to accelerate the inventory pipeline—scheduling quantities for manufacture in China, cargo on the water in-route to the U.S., and work-in-progress by our assemblers.

As mentioned, all medium- and heavy-duty trucks are shipped to Alkane as "knockdown kits" from our manufacturing sources. The term 'knockdown' is used to describe a vehicle crated as parts as opposed to an assembled vehicle.

Importing vehicles as knockdown kits or an assemblage of parts allows Alkane up to a 70% reduction in shipping costs and more favorable tax treatment. This makes economic sense since tariffs and duties represent a large percentage of import/export expense.

Alkane's Certified Assembler To Support Our Scalable Growth Plan

In October, 2017, Alkane announced an agreement to have Harrison Truck Center ("HTC") become Alkane's Certified "knockdown kit" assembler. Headquartered in Elk Run Heights, Iowa, Harrison Truck Centers has been in business since the late 60s. HTC began as a truck equipment body builder and later became an Oshkosh truck dealer. In the late 90s, HTC acquired its first Freightliner dealership in Iowa and has added Freightliner or Western Star dealerships in Iowa and four more locations in southern Minnesota. From 1997 to 2017, Harrison has grown from 40 to 400 associates and has become a Midwest leader in truck sales and service. In addition, HTC is one of the top glider kit builders in the United States—making Harrison Truck Centers a perfect fit for Alkane's knock-down assembly operation.

Harrison's technical and production capabilities in truck assembly are impressive. Their market leadership role in assembling production volumes of glider kits will allow Alkane accelerated scalability without the typical start-up learning curve saving millions of dollars.

Sales Plan

Here is the planned roll-out of Alkane's line of environmentally-friendly trucks. Planned launch dates are subject to timing and funding levels achieved in our capital campaign:

Spring 2018	Alkane Class 7 Low Emission Propane Truck Certified PSI 8.8L Propane Engine with Bi-Phase Liquid Injection
Summer 2018	Alkane Class 6 Zero Emission Electric Truck

	evLabs Electric Powertrain and Battery Management System 325 HP & 480 ft lbs torque – Eligible for many Zero Emission Vehicle (ZEV) incentive programs.
Late-Summer 2018	Alkane Class 7 Near Zero Natural Gas Truck Certified Cummins/Westport Near Zero 9L engine. Eligible for state and federal Near Zero incentive programs.
Late 2018	Alkane Class 8 Near Zero Natural Gas Truck Certified Cummins/Westport Near Zero 12L engine. Eligible in California for Near Zero incentive of $40,000/truck.
Late 2018	The Dominator – All Terrain and Government Service Truck Fills void left by the popular Hummer H1 and H2 Available in multiple fuel options including liquid propane and natural gas. The Dominator launch will be subject to funding levels achieved with our electric, natural gas, and propane solutions.

The projected addressed market for alternative fueled medium-duty and heavy-duty trucks will be in the multi- billions of dollars. For example, based on today's estimated prices, if Alkane, at some point in the future, produced a quantity of just 250 trucks per month or 3,000 per year for each of its top three alternative fuel truck models (ie: electric, natural gas, and propane), projected Alkane annual revenue would exceed $1 billion dollar

Employees

The Alkane management team consists of Robert Smith III, Founder, Chief Executive Officer ("CEO"), Chief Financial Officer and Secretary and Miguel Pena, Operations Manager. As sales accelerate, additional personnel will be hired as needed to allow Mr. Smith time to focus his efforts on meeting Alkane's business objectives.

The Company has 3 other employees at this time.

Legal Proceedings

There are no legal proceedings material to our business of financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property

The Company owns the trademark on the "Alkane Dominator™" product and has a trademark o the stylized Alkane logo.

Indebtedness

Since 2012, Mr. Smith advanced funds to the Company, which are repayable by the Company with

6.25% annual interest, but for which no promissory note or other agreement was signed at the time.

Prior to January 1, 2014, the Company received funding from Mr. Smith of $820,460 and repaid principal of $163,043, resulting in a loan balance of $657,417 as of December 31, 2013.

During 2014, Mr. Smith advanced the Company an additional $747,939, and Mr. Smith repaid principal of $125,346 on behalf of the Company, resulting in a loan balance of $1,280,010 as of December 31, 2014.

During 2015, Mr. Smith advanced the Company an additional $748,012, and Mr. Smith repaid principal of $104,349 on behalf of the Company, resulting in a loan balance of $1,923,673 as of December 31, 2015.

On November 10, 2016, the Company entered into a promissory note with Mr. Smith to evidence the remaining outstanding amount due and payable to Mr. Smith for these funds that were advanced, together with interest thereon, which totaled $2,013,845. The promissory note carries interest at 6.25% and all amounts due thereunder are due and payable on November 10, 2020.

Interest expense related to these amounts advanced by Mr. Smith totaled $194,801 and $102,087 for the years ended December 31, 2016 and 2015, respectively, all of which was paid-in-full during the years incurred. As of December 31, 2017, 2016 and 2015, there was no outstanding interest due on these loans.

Concurrent Offerings

None

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

As of December 31, 2016, the date of the financial statements included in this Offering Memorandum, the Company had only recently commenced planned principal operations. The Company is dependent upon additional capital resources for expansion to its planned full scale operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

As of December 31, 2016, our independent registered public accounting firm has raised substantial doubt regarding our ability to continue as a going concern. As noted in our financial statements, we reported recurring losses and we have not generated positive cash flows from operations. See "Risk Factors-Our independent registered public accounting firm has raised substantial doubt regarding our ability to continue as a going concern."

Results for Year Ended 12/31/2016 and 12/31/2015

For the fiscal year ended December 31, 2016, the Company had revenues of $251,995, cost of goods sold of $175,007, and a gross profit of $76,988. For the fiscal year ended December 31, 2015, the Company had revenues of $221,160, cost of goods sold of $269,414 and a net loss of $48,254. The Company attributes the change from a net loss in 2015 to gross profits in 2016 to its decrease in cost of goods. The higher costs of goods in 2015 was due to the costs associated with manufacturing a show vehicle.

For the fiscal year ending December 31, 2016, the company had total operating costs of $772,332 and during the same period in 2015, the Company had total operating costs of $1,003,786. The increase in operating costs from 2015 to 2016 was due to advanced engineering costs.

Results for Year Ended 12/31/2017

For the fiscal year ended December 31, 2017, the company had non-product revenues of approximately $250,000, and no product revenues. Meeting the required DOT/NHTSA requirements is a prerequisite to being able to legally generate product revenue. Product revenue is expected to begin in 2018.

For the fiscal year ended December 31, 2017, the company had a total operating cost of $920,799. The increase in operating costs from 2016 to 2017 was primarily due to an increase in General and Administrative costs, and Professional Services, as a result of the company pursuing DOT/NHTSA testing.

The Company's operating costs were comprised of the following:

	Fiscal Year Ended December 17, 2017	**Fiscal Year Ended December 31, 2016**	**Fiscal Year Ended December 31, 2015**
Research and Development	$30,002	$42,273	$359,545
General and Administrative	$267,698	$192,122	$256,401
Compensation and Benefits	$228,603	$198,217	$211,878
Professional Services	$152,797	$115,169	$160,171
Sales and Marketing	$233,204	$215,748	$12,114
Depreciation and Amortization	$8,495	$8,803	$3,677

As a result of the foregoing, estimated loss from operations will be $845,000 for fiscal year ending December 31, 2017 compared to $695,344 and $1,052,040 for fiscal years ending December 31, 2016 and December 31, 2015 respectively.

Liquidity and Capital Resources

As of December 31, 2016, the Company had $63,970 of cash and cash equivalents, $415,166 of accounts receivable and $886,182 of inventory, for total current assets of $1,365,318. As of December 31, 2015, the Company had $29,833 of cash and cash equivalents, $91,010 of accounts receivable and $833,004 of inventory, for total current assets of $953,847. The Company attributes this increase in total current assets to its increase in accounts receivable.

As of December 31, 2016, the Company had accounts payable of $213,2016, $3,462,138 due to related parties, and $11,800 of deferred revenue, for total current liabilities of $3,687,144. As of December 31, 2015,the Company had accounts payable of $213,206, $2,492,454 due to related parties, and $11,800 of deferred revenue, for total current liabilities of $2,717,460. The Company attributes this increase in total current liabilities due to amounts to due to related parties.

The CEO of the Company regularly issues advances, makes purchases on behalf of the Company, and repays loans and related interest on behalf of the Company to fund operations. During the year ended December 31, 2016 and 2015, the CEO paid total loan principal and interest of $364,234 and $206,436 on behalf of the Company, respectively.

As of December 31, 2016 and 2015, the Company owed the CEO $3,690,121 and $2,698,974, respectively. The CEO owns another company, to which Alkane Truck Company advances funds and makes payments on behalf of. Amounts receivable from this company totaled $227,983 and $206,520 as of December 31, 2016 and 2015, respectively. Since these receivables and payables are with the same party, they have been netted to due to related parties on the balance sheet.

As of December 31, 2017, the Company had closed on the sale of 21,712 shares at $4.26 a share in this Regulation CF Offering. These proceeds are to be used to purchase inventory.

As of 12/31/2017, the company's net working capital was $149,476.

DIRECTORS OF THE COMPANY

The following is information about the Company's director and any persons occupying a similar status or performing a similar function. The address for the Company's Director is c/o Alkane Truck Company, 1053 London Street, Myrtle Beach, South Carolina 29577.

Robert Smith III has served a Director of the Company since June 4, 2011. Mr. Smith is the Company's sole Director. Mr. Smith is not employed by any other employer.

OFFICERS OF THE COMPANY

The following is information about the Company's officers:

Robert Smith III – Chief Executive Officer, Chief Financial Officer and Secretary

Mr. Smith is the Company's Chief Executive Officer, a position he has held since June 4, 2011. As our CEO, Mr. Smith has overall responsibility for all of the operations of the Company. Since June 4, 2011, Mr. Smith has also served as the Company's Chief Financial Officer and Secretary. Mr. Smith has not held any other officer positions with the Company.

Mr. Smith has a degree in Computer Science from Columbia Commercial College and has served as President of three successful companies: banking software development and implementation, factory building micro computers and software development for the first pre-paid cellular telephone platform.

Mr. Smith has over 30 years' experience in the import/export industry and has traveled worldwide most of his life throughout China, Russia, CIS, Central America, Mexico and South America. He has the necessary business skills to direct the operations of the Company with primary emphasis on streamlining operations, continued development of the latest technologies and implementation of those technologies in a time-efficient manner.

Miguel Pena - Operations Manager

Mr. Pena is the Company's Operations Manager, a position he has held since September 2016. In this position, Mr. Pena has responsibility for overseeing the assembly operations for all the vehicles the company plans to assemble. From September 2014 to September 2016, Mr. Pena was General Manager of Alkane Motors Dominicana, an authorized dealer of Alkane Truck Company in the Dominican Republic, in which position Mr. Pena was responsible for all operations of the company in the Dominican Republic, including creating the distribution network for the company's vehicles, positioning the brand, establishing 3 dealer locations as well as introducing the Class 7 diesel version, 4x4 Mako Pickup and the 16 Passenger Maxi-van into the Dominican market.

From November 2010 to September 2014, Mr. Pena was the Plant Manager for Prestige Structural Aggregates in the Dominican Republic, in which position Mr. Pena was responsible for the operations of an aggregate mine. From June 2004 to September 2015, Mr. Pena was the Sales Manager for Dominican Coralstone, S.A., in the Dominican Republic, in which position Mr. Pena was responsible for all sales for a marble tile plant.

Mr. Pena has over 10 years of experience as plant manager for several industries that required industrial procedures, assembling products from raw materials to finished goods.

Mr. Pena is a graduate from Universidad de Belgrano, Argentina, with a degree in international business. Being fluent in Spanish, Mr. Pena is a great asset for Alkane Truck Company's international market sales, Mr. Pena owns an international dealership in the Dominican Republic called Alkane Motors Dominicana which sales and distributes all Alkane products.

Mr. Pena is not employed by any other employer.

In October 2016, Mr. Bob Denton, the Company's prior Chief Financial Officer from 2014 to 2016, and Stephen Rayborn, the Company's prior Vice President of Global Sales, left the Company. Mr. Rayborn and Mr. Denton were in the real estate business before working for Alkane Truck Company, and were recently offered an opportunity from a real estate developer to manage and sale a real estate development project, and both left the Company to pursue that opportunity.. Their departure was amicable and not the result of any disagreement between them and the Company.

During the past five years, none of the persons identified above has been convicted in a criminal proceeding, excluding traffic violations or other minor offenses.

No Disqualification

With respect to the Company, any predecessor of the Company, any affiliated issuer, any director, officer, general partner or managing member of the Company, any beneficial owner of 20% or more of the Company's outstanding voting equity securities, any promoter connected with the Company in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to the date of this offering statement, no such person (each, a "Covered Person") is disqualified from relying on Section 4(a)(6) of the Securities Act pursuant to Rule 503 thereunder.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Executive Officers

The Company's CEO, CFO and Secretary, Mr. Smith, does not receive a salary. Mr. Pena, the Company's Operations Manager, receives a salary of $1,150 per week.

PRINCIPAL SECURITY HOLDERS

The following table sets forth the name and ownership level of each person, as of December 31, 2017, who is the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power. We have based our calculation of the percentages of voting power on 1,785,000 shares of the Company's Common Stock outstanding on December 31, 2016 (1,600,000 shares of Class A Common Stock and 452,500 shares of Class B Common Stock), which collectively have a total of 16,452,000 votes.

Name of Holder	Title	Number & Class of Securities	% of Voting Power Prior to Offering
Robert Smith III	Chief Executive Officer, Chief Financial Officer and Secretary	1,600,000 shares of Class A Common Stock	97.25%

As a result of his ownership of the Class A Common Stock, which has 10 votes per share, Mr. Smith has the power to control the vote of shareholders of the Company, and therefore the other shareholders of the Company you will have no effective right to control the operations or actions of the Company.

Mr. Pena holds no securities of the Company nor does he have any rights to acquire such securities.

RELATED PARTY TRANSACTIONS

The Company has not entered into any related party transactions, other than the employment of Mr. Pena as described above by a subsidiary of the Company. Should we enter into an affiliated transaction in the future, we intend that it will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.

OUR SECURITIES

The Company has authorized three classes of shares:

- Class A Common Stock, par value $0.001 per share, of which there are 5,000,000 shares authorized, with 1,600,000 shares issued and outstanding as of the date of this offering statement.
- Class B Common Stock, par value $0.001 per share, of which there are 45,000,000 shares authorized, with 185,000 shares issued and outstanding as of the date of this offering statement.
- Preferred Stock, par value $0.001 per share, of which there are 10,000,000 shares authorized, with no shares issued and outstanding as of the date of this offering statement.

The Class A Common Stock carries superior voting privileges of 10:1 relative to Class B Common Stock. As of each December 31, 2015 and 2014, Mr. Smith held 1,600,000 shares of Class A Common Stock of the 5,000,000 shares authorized.

Class B Common Stock includes all rights and privileges of Class A Common Stock except for the superior voting rights held by Class A Common Stock. As of each December 31, 2015 and 2014, 45,000,000 shares of Class B Common Stock were authorized and 335,000 were issued and outstanding.

The Class A Common Stock and the Class B Common Stock are referred to collectively herein as the "Common Stock."

Common Stock

Voting Rights. The holders of shares of Class A Common Stock are entitled to ten votes for each share held of record on all matters submitted to a vote of the stockholders, and the holders of shares of Class B Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends. Subject to preferences that may be granted to any then outstanding shares of Preferred Stock hereafter issued, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor. The payment of dividends on the shares of Common Stock will be a business decision to be made by the Board from time to time based upon results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on shares of Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Absence of Other Rights or Assessments. Holders of shares of Common Stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to shares of Common Stock. When issued in accordance with our Articles of Incorporation and the Georgia Business Corporation Code, shares of Common Stock will be fully paid and not liable to further calls or assessment by us.

Preferred Stock

Preferred shares carry no voting rights but have distribution preference in the event of liquidation.

The Board of Directors shall be authorized by our Certificate of Incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our stockholders. Any preferred stock so designated and issued may have priority over Common Stock with respect to voting, dividend or liquidation rights, as determined by the Board of Directors. Any future issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by holders of shares of preferred stock and may adversely affect the voting and other rights of the holders of shares of Common Stock. At present, we have no plans to issue any shares of Preferred Stock or to adopt any new series, preferences or other classification of Preferred Stock, but we may decide to do so in the future. The Board presently does not intend to seek stockholder approval prior to the issuance of currently authorized shares, unless otherwise required by law. If and to the extent our Articles of Incorporation is amended or restated in the future, the Board's authority to issue such stock and establish additional classes or series of Preferred Stock without stockholder approval may be limited.

Bylaws

The Company has adopted customary Bylaws for a Georgia corporation.

The foregoing description of the Company's securities, as well as references to the terms and provisions of the Articles of Incorporation and the Company's Bylaws, should in no way be relied upon as complete, and are qualified in their entirety by the actual documents referenced, copies of which shall be furnished upon request.

Transfer Agent and Registrar

StartEngine Secure is the Company's transfer agent for our shares of Class B Common Stock.

RESTRICTIONS ON TRANSFER

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the Company;
- to an accredited investor (as defined below in "Plan of Distribution");
- as part of an offering registered with the SEC; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in

connection with the death or divorce of the purchaser or other similar circumstance.

PLAN OF DISTRIBUTION

We are offering a minimum of 5,867 shares of Class B Common Stock (the "Target Offering Amount") and a maximum of 234,741 shares of Class B Common Stock (the "Maximum Offering Amount") on a "best efforts" basis. If the Target Offering Amount is not reached on or before July 20, 2018 (the "Minimum Offering Period"), all subscriptions will be refunded to subscribers without deduction or interest. If the Target Offering Amount has been deposited prior to the end of the Minimum Offering Period, the offering may continue until the earlier of December 15, 2018 (which date may be extended at our option) or the date when all shares have been sold (the "Offering Period"). At any time during the Offering Period, the Company may accept and finalize your investment.

The Startengine.com website will be the exclusive means by which prospective investors may subscribe in this offering. All interested investors will receive a series of comprehensive educational emails explaining the entire process and procedures for subscribing in the offering and "what to expect" on the Startengine.com website. The email strategy will be supported with a press release to general and financial media, plus social media posts on the Website. During the Offering Period, interested investors will be able to log into the Startengine.com website using their credentials (username and password) established during the reservation process, and a button will appear that simply states "Invest" in the Company.

Once the "Invest" button is clicked, interested investors will again be given a comprehensive overview of the process and procedures, which will require an e-signature. Interested investors will then begin a user-friendly process of establishing their personal and financial identity, selecting the number of shares of Class B Common Stock to be purchased and how payment will be made, and executing subscription agreements. Once complete, all purchasers will be emailed a confirmation.

If the minimum contingency for this offering is not satisfied or the offering is otherwise terminated, investor funds will be promptly refunded.

In order to subscribe to purchase the shares of Class B Common Stock, a prospective investor must complete a subscription agreement and send payment by wire transfer or ACH. Investors must answer certain questions to determine compliance with the investment limitation set forth in Rule 100 of Regulation Crowdfunding under the Securities Act, which states that the aggregate purchase price to be paid by the investor for the securities cannot exceed:

- The greater of $2,200 or 5% of the lesser of such investor's annual income or net worth, if either the investor's annual income or net worth is less than $107,000; or
- 10% of such investor's annual income or net worth (not to exceed an amount sold of $107,000), if both the annual income and net worth of the investor is $107,000 or more.

A person's annual income and net worth may be calculated jointly with that person's spouse; however, when such a joint calculation is used, the aggregate investment of the investor spouses may not exceed the limit that would apply to an individual investor at that income or net worth level. In the case of an investor who is not a natural person, revenues or net assets for the investor's most recently completed fiscal year are used instead.

We have engaged StartEngine Capital LLC, ("StartEngine") to serve as the intermediary through which the offering will be conducted. StartEngine is a registered intermediary with the SEC. They charge a 5% total fee on all funds raised. The Company and the Investor, 2.5% each, or $0.1065 each per share of Class B Common Stock, will pay the StartEngine fee, and thus this surcharge of $0.1065 per share to be paid by the Investor will be added to the share price. We will pay StartEngine an estimated $3,500 if we only raise the Target Offering Amount and $50,000 if we raise the Maximum Offering Amount.

Company executives and contractors are assisting with preparing the materials sent via email to persons who have submitted non-binding indications of interest and posted on the Company's website. They also work with Startengine.com in developing the programming to be used for the actual investment process. They do not have direct telephone, email exchanges or other contact with persons interested in purchasing the offered securities, except to gather additional information or clarification from persons who have subscribed to purchase securities on the Startengine.com website.

CANCELLING AN INVESTMENT COMMITMENT

Investors may cancel an investment commitment until 48 hours prior to end of the Minimum Offering Period. will notify investors when the Target Offering Amount has been met. If we reach the Target Offering Amount Prior to end of the Minimum Offering Period, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the Minimum Offering Period, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

ONGOING REPORTING

The Company will file a report electronically with the SEC annually and post the report on its website at www.alkanetruckcompany.com/investor not later than 120 days after the end of each fiscal year covered by the report. The Company has not previously failed to comply with any ongoing reporting requirements of the SEC.

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

PRIOR OFFERINGS

In the three years prior to this offering, the Company has completed the following exempt offerings of its securities:

Date of Offering	Exemption Replied Upon	Securities Offered	Amount Sold	Use of Proceeds
January 2017 - Present (this offering)	Section 4(a)(6) of the Securities Act of 1933	Class B Common Stock	$109,469*	To purchase inventory
November 10, 2016	Section 4(a)(2) of the Securities Act of 1933, as amended	Promissory Note**	$2,013,845	R&D Class 7 Trucks, DOT Compliance, Prototypes Development
June 8, 2016	Section 4(a)(2) of the Securities Act of 1933, as amended/Rule 506	94,000 shares of Class B Common Stock	$400,000	Purchase of: 12 Class 7 Gliders 3 Agrale Gliders 1 6.0 Engine PSI Triad Dominator

* The amount of securities sold does not reflect the 5% fee paid to StartEngine. The Company and the Investor, 2.5% each, or $0.1065 each per share of Class B Common Stock, will pay the StartEngine fee, and thus this surcharge of $0.1065 per share to be paid by the Investor will be added to the share price.

** This Promissory Note was entered into to evidence prior funds that had been loaned to the Company by Mr. Smith, the Company's Chief Executive Officer, in prior periods, but for which no promissory notes or other agreements had been executed.

Other than as set forth above, there have been no transactions since the beginning of the Company's last fiscal year, and there are no currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the Company;

(2) Any person who is as of the date of this offering statement, the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; or

(3) Any member of the family of any of the foregoing persons.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risks Relating to the Company

Because of their significant ownership, our principal shareholder may be able to exert control over us and our significant corporate decisions.

The concentration of ownership that the President, Bob Smith, has in the company may harm the market price of our Class B Common Stock by, among other things:

- Delaying, deferring, or preventing a change in control of our Company or changes to our Board of Directors;
- Impeding a merger, consolidation, takeover, or other business combination involving our Company;
- Causing us to enter into transactions or agreements that are not in the best interests of all stockholders; or
- Discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company.

Early Stage Business

While the Company was formed in 2011, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that the Company will ever operate profitably.

Inadequacy of Funds

The Shares are offered on a "best efforts" basis. The Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company's business plans.

We will be dependent on our management team for the growth and development of our Company.

We currently have 3 executives in place and expect it may be some time before a full management team is in place. The recruitment of key personnel will be critical to our success. Our CEO, EVPs, and other senior managers will play a primary role in creating and developing our current business model, and securing much of our material property rights and related assets, as well as the means to make and distribute our current products. We will be highly dependent on this team for the implementation of our business plan and the future development of our assets and our business, and the loss of any key member of the senior team's services to and leadership of our Company would likely materially adversely impact the Company. We presently do not expect to have key man insurance for our senior manager(s). For more information about the responsibilities "and individuals of the management team please see "Directors of the Company" beginning on page 16 and "Officers of the Company" beginning on page 16.

Customer Base and Market Acceptance

While the Company believes it can grow the existing customer base, and develop a new customer base through customer outreach, the inability of the Company to further develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its products offer advantages over those of competitive companies, no assurance can be given that our products will attain a degree of market acceptance on a sustained basis or that it will generate revenues sufficient for sustained profitable operations.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of our potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this offering will be used to for the purposes described under "Use of Proceeds". The Company reserves the right to use the funds obtained from this offering for other purposes not presently contemplated which it deems to be in the best interests of the Company and its shareholders to address changed circumstances or opportunities, including general corporate purposes. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Shares offered hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Return of Profits

The Company intends to retain any initial future earnings to fund operations and expand the Company's business. The Company's management will determine a profit distribution plan based upon the Company's results of operations, financial condition, capital requirements, and other circumstances.

General economic conditions

The financial success of the Company will be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand in the marketplace for the Company's products. Management believes that mainstream market acceptance and the targeted product line of the Company will help insulate the Company from possible reduced demand. Nevertheless, the Company has no control over these changes.

We may participate in strategic transactions that could impact our liquidity, increase our expenses and distract our management.

From time to time we may consider strategic transactions, such as acquisitions of companies, and asset purchases. Additional potential transactions we may consider include a variety of different business arrangements, including strategic partnerships, joint ventures, spin-offs, restructurings, divestitures, business combinations and investments. In addition, another entity may pursue us or certain of our assets or aspects of our operations as an acquisition target. Any such transactions may require us to incur charges specific to the transaction and not incident to our operations, may increase our near and long-term expenditures, may pose significant integration challenges, and may require us to hire or otherwise engage personnel with additional expertise, any of which could harm our operations and financial results. Such transactions may also entail numerous other operational and financial risks, including, among others, exposure to unknown liabilities, disruption of our business and diversion of our management's time and attention in order to develop acquired products, technologies or businesses.

As part of our efforts to complete any significant transaction, we would need to expend significant resources to conduct business, legal and financial due diligence, with the goal of identifying and evaluating material risks involved in the transaction. Despite our efforts, we may be unsuccessful in ascertaining or evaluating all such risks and, as a result, we may not realize the expected benefits of any such transaction, whether due to unidentified risks, integration difficulties, regulatory setbacks or other events, and we may incur material liabilities for the past activities of acquired businesses. If any of these events were to occur, we could be subject to significant costs and damage to our reputation and our business, results of operations and financial condition could be adversely affected.

Auditor's Opinion Expresses Doubt About the Company's Ability to Continue as a "Going Concern"

The independent auditor's report on our December 31, 2016 consolidated financial statements states that the Company's historical losses and accumulated deficiency raise substantial doubts about the

Company's ability to continue as a going concern, due to the losses incurred and deficiency. If we are unable to develop our business, we will have to reduce, discontinue operations or cease to exist, which would be detrimental to the value of the Company's Common Stock. We can make no assurances that our business operations will develop and provide us with significant cash to continue operations.

We will need additional capital in order to continue operating our business, and such additional funds may not be available when needed, on acceptable terms, or at all.

We will need significant additional capital to execute our business plan and fund our proposed business operations. Additionally, our plans for this period may change, our estimates of our operating expenses and working capital requirements could be inaccurate, we may pursue strategic transactions that involve one-time expenditures or we may experience growth more quickly or on a larger scale than we expect, any of which may result in the depletion of capital resources more rapidly than anticipated and could require us to seek additional financing earlier than we expect to support our operations.

We may seek to obtain additional capital through additional equity or debt financings, funding from corporate partnerships or licensing arrangements, sales or assets or other financing transactions. If additional capital is not available when necessary and on acceptable terms, we may need to forego pursuit of potentially valuable development or acquisition opportunities, we may not be able to continue to operate our business pursuant to our business plan or we may be forced to discontinue our operations entirely. If we issue equity or convertible debt securities to raise additional funds, our existing stockholders may experience substantial dilution, and the newly issued equity or debt securities may have more favorable terms or rights, preferences and privileges senior to those of our existing stockholders. If we raise additional funds through collaboration and licensing arrangements or sales of assets, we may be required to relinquish potentially valuable rights to our product candidates or technologies, or grant licenses on terms that are not favorable to us. If we raise funds by incurring debt, we may be required to pay significant interest expenses and our leverage relative to our earnings or to our equity capitalization may increase. Obtaining commercial loans, assuming those loans would be available, would increase our liabilities and future cash commitments and may impose restrictions on our activities, such as financial or operational covenants with which we must comply. Further, we may incur substantial costs in pursuing future capital or financing transactions, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as options, convertible notes and warrants, which would adversely impact our financial results.

If we are unable to establish, train and maintain an effective sales and marketing infrastructure, we will not be able to commercialize our product candidates successfully.

We expect to build an internal sales and marketing infrastructure to implement our business plan. We will need to expend significant resources to further establish and grow this internal infrastructure and properly train sales personnel with respect to legal compliance matters. We may also choose to engage third parties to provide sales and marketing services for us, either in place of or to supplement our internal commercialization infrastructure. We may not be able to secure sales personnel or relationships with third-party sales organizations that are adequate in number or expertise to successfully market and sell our products and services. Further, any third-party organizations we may seek to engage may not be able to provide sales and marketing services in accordance with our expectations and standards, may be more expensive than we can afford or may not be available on otherwise acceptable terms or at all. If we are unable to establish and maintain compliant and adequate sales and marketing capabilities, through our own internal infrastructure or third-party services, we may be unable to sell our products or services or generate revenue.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our operating results could be misstated, our reputation may be harmed and the trading price of our stock could decline. Our controls over financial processes and reporting may not continue to be effective, or we may identify material weaknesses or significant deficiencies in our internal controls in the future. Any failure to remediate any future material weaknesses or implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements or other public disclosures. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Industry-Related Risk Factors

Competition

The Company faces competition from many other companies, many of whom are better capitalized than the Company, and whose management has more experience than the management of the Company. The competitors include Ford, Chevrolet, Dodge, GMC, Toyota, Nissan, Honda, Freightliner, Hino, Kenworth, Volvo, Mack, Western Star, International and Peterbuilt.

These competitors and their actions may limit the Company's ability to attract new customers or keep current customers, may limit the possible expansion of the Company's operations and product offerings, and may cause the Company to have to sell our products and services for less than we would otherwise be able to, any of which effects may adversely affect our results of operations.

Our business is significantly impacted by state and federal rules and regulations.

The company is subject to federal and state rules and regulations. It may take considerable capital to comply with state and federal regulations. If the company fails to comply with state and federal regulations, it could risk sanctions.

If we become subject to product liability claims and our product liability insurance coverage is inadequate or inapplicable, we may be required to engage in costly litigation or pay significant damages and our business may be harmed.

Product users may sue us if any of the products that we sell are defective, fail to perform properly or injure the user. We have limited experience in the sale of products and the development of relationships with manufacturers or suppliers of such products. Although, when practical, agreements are expected to contain provisions intended to limit its exposure to liability claims, these limitations may not prevent all potential claims. We may be exposed to liability claims in connection with the products we provide. Liability claims could require us to spend significant time and money in litigation and to pay significant damages. As a result, these claims, whether or not successful, could seriously damage our reputation and business. We may not have sufficient coverage for liability claims.

Information in this offering statement regarding our operations and expansion reflects our current intent and is subject to change.

Investors should understand that our plans regarding our operations and expansion thereof are subject to change. We describe our current expansion plans in this offering statement; whether we ultimately undertake our expansion plans will depend on the following factors, among others:

- The availability and cost of capital;
- Current and future prices for our products and services;
- The costs and availability of equipment, supplies and personnel necessary to conduct these operations;
- Changes in the estimates of the costs to expand; and,
- Decisions of operators and joint venture partners.

Risks Relating to this Offering

Offering Price

The price of the Shares offered has been arbitrarily established by the Company, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Dilution

Purchasers of Shares will experience immediate and substantial dilution of net tangible book value. Additional Shares issued by the Company in the future will also dilute a purchaser's investment in the Shares.

You can't easily resell the securities.

The shares being sold in this offering are "restricted," which means you can't resell them freely (and you might need to pay a lawyer if you do resell them). More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Compliance with Securities Laws

The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and other applicable state securities laws. If the sale of Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Long-Term Nature of Investment

An investment in the Shares may be long term and illiquid. As discussed above, the offer and sale of the Shares may not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Shares and the Shares for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Shares must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

We may use the proceeds of this offering to pay for our expenses even if our operations are terminated and this means you may lose your entire investment.

Any funds raised in this offering may be used immediately for our incurred expenses, even if we are later unable to complete our business plan. If this occurs, you may not receive your entire investment back because either we have used it to pay for offering costs or we have decided to liquidate and, under applicable law, we are required to pay for other debts and liabilities of the company. You may lose your entire investment.

Litigation

The Company is not a party to any litigation.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

USE OF PROCEEDS

We estimate that, at a per share Class B Common Stock price of $4.26, the net proceeds from the sale of the 234,741 shares of Class B Common Stock in this offering will be approximately $926,000 (if the Maximum Offering Amount is sold) after deducting the estimated offering expenses of approximately $74,000. 21,712 shares of Class B Common Stock have been sold as part of this offering as of December 31, 2017, .

We expect to use the net proceeds as follows:

	If Target Offering Amount Sold**	**If Maximum Offering Amount Sold**

Gross Proceeds	$24,993.42	$999,996.66
Less: Offering Expenses		
a. StartEngine Fees (2.5% of 5% total fee)	$1,250	$50,000
b. FundAmerica Fees(1)	$1,200	$4,000
c. Professional Fees(2)	$20,000	$20,000
Net Proceeds	**$2,543.42**	**$925,996.66**
Uses of Net Proceeds		
a. Production	$0	$427,226.66
b. Marketing	$2,543.42	$75,000
c. Salaries and General Admin	$0	$130,520
d. Working Capital(3)	$0	$239,000
e. Professional Fees	$0	$22,000
f. Intellectual Property	$0	$32,250
Total Uses	**$2,543.42**	**$925,996.66**

*Figures rounded to the nearest whole number, columns may not add due to the rounding.

** The use of proceeds from this offering was consistent with the expected Use of Net Proceeds.

(1) FundAmerica's fees will vary based on the total number of investors and the method of each investor's payment.

(2) Includes estimated legal, accounting and marketing expenses associated with the Offering.

(3) A portion of working capital will be used for tooling required for manufacturing.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

We may also use proceeds in an irregular way, which may include, but are not limited to, the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "administration expenses" that are not strictly for administrative purposes, any "travel and entertainment" expenses, and any repayment of inter-company debt or back payments; provided however, that the foregoing fees or expenses, as applicable, exceed $10,000.

EXHIBIT TO FORM C

FINANCIA STATEMENTS AN IN EPEN ENT ACCO NTANT RE IE REPORT

Alkane Truck Company and Subsidiaries

Consolidated Financial Statements and Independent Accountant’s Review Report December 31, 2016 and 2015

Alkane Truck Company and Subsidiaries

TABLE OF CONTENTS

To the Stockholders of Alkane Truck
Company

Myrtle Beach, South Carolina

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of Alkane Truck Company (the "Company") and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in stockholders' equity (deficiency), and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Clear Accounting Solutions LLC

Jessica Walden

Clear Accounting Solutions LLC

April 27, 2017

Clear Accounting Solutions LLC
4612 Oleander Drive, Myrtle Beach, SC 29577
843-536-0343
info@clear-acct.com

Alkane Truck Company and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and equivalents	$63,970	$29,833
Accounts receivable	$415,166	$91,010
Inventory	$886,182	$833,004
Total Current Assets	$1,365,318	$953,847
Property and equipment, net	$11,515	$12,880
TOTAL ASSETS	$1,376,833	$966,727
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Current Liabilities:		
Accounts payable	$213,206	$213,206
Due to related parties	$3,462,138	$2,492,454
Deferred revenue	$11,800	$11,800
Total Current Liabilities	$3,687,144	$2,717,460
Non-Current Liabilities:		
Notes payable	$1,754,240	$1,923,673
Total Non-Current Liabilities	$5,441,384	$4,641,133
Stockholders' Equity (Deficiency):		
Preferred stock, $0.001 par, 10,000,000 shares authorized, 0 shares issued and outstanding at each December 31, 2016 and 2015.		
Common stock, Class A, $0.001 par, 5,000,000 shares authorized, 1,600,000 shares issued and outstanding at each December 31, 2016 and 2015.	$1,600	$1,600
Common stock, Class B, $0.001 par, 45,000,000 shares authorized, 452,500 shares issued and outstanding at December 31, 2016 and 335,000 shares issued and outstanding at each December 31,2015.	$453	$335
Additional paid-in capital	$632,069	$132,187
Accumulated deficit	($4,698,673)	($3,808,528)
Total Stockholders' Equity (Deficiency)	($4,064,551)	($3,674,406)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENY)	$1,376,833	$966,727

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

Alkane Truck Company and Subsidiaries
Consolidated Statements of Operations
For the years ended December 31, 2016 and 2015

	2016	**2015**
Revenues	251,995	221,160
Cost of Goods Sold	(175,007)	(269,414)
Gross Profit (Loss)	76,988	(48,254)
Operating Expenses:		
Research and development	42,273	359,545
General and administrative	192,122	256,401
Compensation and benefits	198,217	211,878
Professional services	115,169	160,171
Sales and marketing	215,748	12,114
Depreciation and amortization	8,803	3,677
Total Operating Expenses	772,332	1,003,786
Loss from operations	(695,344)	(1,052,040)
Other Expenses:		
Interest expense	(194,801)	(102,087)
Total Other Expenses	(194,801)	(102,087)
Net Loss	(890,145)	(1,154,127)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

Alkane Truck Company and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity (Deficiency)
For the years ended December 31, 2016 and 2015

	Preferred Stock		Common Stock - Class A	
	Number of Shares	Amount	Number of Shares	Amount
Balance at December 31, 2014			1,600,000	$1,600
			-	-
Balance at December 31, 2015			1,600,000	$1,600
			-	-
Balance at December 31, 2016			1,600,000	$1,600

	Common Stock - Class B	
	Number of Shares	Amount
Balance at December 31, 2014	335,000	$335
	-	-
Balance at December 31, 2015	335,000	$335
	-	-
Balance at December 31, 2016	452,500	$453

	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
Balance at December 31, 2014	$132,187	($2,654,401)	(2,520,279)
Net Loss	-	($1,154,127)	(1,154,127)
Balance at December 31, 2015	$132,187	($3,808,528)	(3,674,406)
Net Loss	-	($890,145)	(890,145)
Balance at December 31, 2016	$632,069	($4,698,673)	(4,064,551)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

Alkane Truck Company and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Loss	($890,145)	($1,154,127)
Depreciation	$8,803	$3,677
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in receivables	($324,156)	($91,010)
Change in inventory	($53,178)	$170,531
Change in payables and accrued expenses	$0	$225,006
Net Cash Used In Operating Activities	($1,258,676)	($845,923)
Cash Flows From Investing Activities		
Purchases of property and equipment	($7,438)	($2,875)
Net Cash Used In Investing Activities	($7,438)	($2,875)
Cash Flows From Financing Activities		
Change in Shareholder Equity	$500,000	
Borrowings on notes payable, net of repayments	($169,433)	$643,663
Related party advances, net of repayments	$969,684	$231,788
Net Cash Provided By Financing Activities	$1,300,251	$875,451
Net Change In Cash	$34,137	$26,653
Cash at Beginning of Period	$29,833	$3,180
Cash at End of Period	$63,970	$29,833
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$194,801	$102,087

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

Note 1. Nature of Operations

Alkane Truck Company (the "Company"), formerly known as Noble Automotive Group, Inc., is a corporation formed under the laws of Georgia on June 24, 2011. Prior to the name change, Noble Automotive Group, Inc. (a Georgia corporation) owned three wholly-owned subsidiaries: Vision Motor Company (a Delaware corporation), Valor Motor Company (a Delaware corporation), and Alkane Truck Company (a Georgia Corporation).

Effective December 30, 2015, Valor Motor Company and Alkane Truck Company merged into Noble Automotive Group, Inc. On December 30, 2015, Noble Automotive Group, Inc. changed its name to Alkane Truck Company. Since December 30, 2015, the entity operates as Alkane Truck Company and has one wholly-owned subsidiary, Vision Motor Company (a Delaware corporation), which does not currently have operations.

The Company engages in the development of alternative fuel vehicle technologies and the sale of its vehicles.

As of December 31, 2015, the Company has only recently commenced planned principal operations. The Company is dependent upon additional capital resources for expansion to its planned full scale operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

As of December 31, 2016 the Company is dependent on securing additional sales to fund operations. The Company has secured 103 dealership locations with a minimum purchase requirement of two vehicles per month to retain the dealership territory.

Note 2. Summary of Significant Accounting Policies

<u>Principles of Consolidation</u>

The accompanying consolidated financial statements include the accounts of Alkane Truck Company as well as its subsidiaries required to be consolidated under accounting principles generally accepted in the United States of America ("GAAP"). Significant intercompany accounts and transactions have been eliminated upon consolidation.

<u>Basis of Presentation</u>

The consolidated financial statements are presented using the accrual basis of accounting and conform to the accounting principles generally accepted in the United States of America ("GAAP"). Therefore, revenues are recognized when earned and expenses are recognized when incurred.

The Company has elected to adopt early application of Accounting Standards Update ("ASU") No. 2014-10, *Development Stage Entities* ("Topic 915"): *Elimination of Certain Financial Reporting Requirements*. The Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company has adopted the calendar year-end for its fiscal year-end.

Management's Estimates

Preparing the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Non-Controlling Interests

In accordance with the guidance under Topic 810, *Noncontrolling Interests*, in consolidated financial statements, references to net income and stockholders' equity attributable to the Company do not include non-controlling interests, which are reported separately. As of December 31, 2016 and 2015, the Company's subsidiaries were wholly-owned and therefore were not subject to non-controlling interests.

Cash and Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. There are no allowances for doubtful accounts established as of December 31, 2016 or 2015.

Inventory

Inventory is stated at the lower of cost (first-in, first-out) or net realizable value (market) in accordance with Topic 330, *Inventory*. Cost is computed using standard cost, which approximates actual cost. The Company applies net realizable value and obsolescence to the gross value of the inventory. The Company estimates net realizable value based on estimated selling price less further costs to completion and disposal. The Company impairs slow-moving products by comparing inventories on hand to projected demand. When impairments are established, a new cost basis of the inventory is created.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Expenditures for major additions and improvements, defined as having a cost of $1,000 or greater, are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives (generally 3-7 years) of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate.

Fair Value Measurements

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when the earnings process is complete. This generally occurs when products are complete and shipped to the customer in accordance with the sales agreement or purchase order, ownership and risk of loss pass to the customer, collectability is reasonably assured, and pricing is fixed or determinable. The Company's shipping terms are generally F.O.B. shipping point, where title is transferred and revenue is recognized when the products are shipped to customers. Orders that have been placed and paid as of year-end but have not been shipped are recorded to deferred revenue.

Federal Income Taxes

Topic 740-10, *Accounting for Uncertainty in Income Taxes,* clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Topic 740-10 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For the years ended December 31, 2016 and 2015, no uncertain tax positions were identified. The Company recognizes tax related interest and penalties, if any, as a component of income tax expense.

The federal tax returns are subject to examination by the Internal Revenue Service, generally for three years after they are filed. State tax returns are subject to examination generally for five years after they are filed.

The Company consolidates all wholly-owned subsidiaries into its annual tax return, resulting in no separate assets or liabilities for the subsidiaries.

Recent Accounting Pronouncements

In July 2015, the FASB issued ASU 2015-11, *Simplifying the Measurement of Inventory*, which requires entities to compare the cost of inventory to only one measure, its net realizable value, and not the three measures required by Topic 330. This ASU is effective for fiscal reporting periods beginning after December 15, 2016, but earlier application is permitted. The Company has elected to early adopt the ASU and has applied the provisions of the ASU to the consolidated financial statements for the years ended December 31, 2016 and 2015.

In April 2016, the Financial Accounting Standards Board("FASB") issued a ASU 2016-10 Revenue from Contracts with Customers (Topic 606) Topic 606 includes implementation guidance on when to recognize revenue for a sales-based or usage-based royalty promised in exchange for a license of intellectual property. This ASU is which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Currently now for annual period beginning after December 15, 2016. Management believes this topic is still in discussion and there may be an additional revision and therefore will wait until the effective date of Fiscal Year 2017.

In May 2016, the Financial Accounting Standards Board("FASB") issued a ASU 2016-12 Revenue from Contracts with Customers (Topic 606) Topic 606 includes implementation guidance on when to recognize revenue for a sales-based or usage-based royalty promised in exchange for a license of intellectual property. This ASU is which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Currently now for annual period beginning after December 15, 2016. Management believes this topic is still in discussion and there may be an additional revision and therefore will wait until the effective date of Fiscal Year 2017.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Note 3. Related Parties

The CEO of the Company regularly issues advances, makes purchases on behalf of the Company, and repays loans and related interest on behalf of the Company to fund operations.

During the year ended December 31, 2016 and 2015, the CEO paid total loan principal and interest of $364,234 and $206,436 on behalf of the Company, respectively.

As of December 31, 2016 and 2015, the Company owed the CEO $3,690,121 and $2,698,974, respectively. The CEO owns another company, to which Alkane Truck Company advances funds and makes payments on behalf of. Amounts receivable from this company totaled $227,983 and $206,520 as of December 31, 2016 and 2015, respectively. Since these receivables and payables are with the same party, they have been netted to due to related parties on the balance sheet.

Note 4. Inventory

Inventory consisted of the following as of December 31, 2016 and 2015:

	2016	**2015**
Raw materials	$104,937	$98,640
Work in progress	$46,611	
Finished goods	$734,634	$734,364
Total inventory	$886,182	$833,004

Note 5. Property and Equipment

Property and equipment consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Furniture and fixtures	$14,567	$7,129
Computers and equipment	$13,775	$13,755
Automobiles	$3,000	$3,000
Property and equipment, at cost	$31,342	$23,904
Less: accumulated depreciation	($19,827)	($11,024)
Property and equipment, net	$11,515	$12,880

For the years ended December 31, 2016 and 2015, the Company recognized depreciation expense related to these costs of $8,803 and $3,677, respectively.

Note 6. Notes Payable

Since 2012, Mr. Smith advanced funds to the Company, which are repayable by the Company with 6.25% annual interest, but for which no promissory note or other agreement was signed at the time.

Prior to January 1, 2015, the Company received funding from Mr. Smith of $1,568,399 and repaid principal of $288,389, resulting in a loan balance of $1,280,010 as of December 31, 2014.

During 2015, Mr. Smith advanced the Company an additional $748,012, and Mr. Smith repaid principal of $104,349 on behalf of the Company, resulting in a loan balance of $1,923,673 as of December 31, 2015.

On November 10, 2016, the Company entered into a promissory note with Mr. Smith to evidence the remaining outstanding amount due and payable to Mr. Smith for these funds that were advanced, together with interest thereon, which totaled $2,013,845. The promissory note carries interest at 6.25% and all amounts due thereunder are due and payable on November 10, 2020.

Interest expense related to these amounts advanced by Mr. Smith totaled $194,801 and $102,087 for the years ended December 31, 2016 and 2015, respectively, all of which was paid-in-full during the years incurred. As of December 31, 2016 and 2015, there was no outstanding interest due on these loans.

Note 7. Stockholders' Equity (Deficiency)

The Company has authorized three classes of shares: Class A Common Stock, Class B Common Stock, and Preferred Stock. All three classes carry a $0.001 par value and represent a total of 60,000,000 authorized shares.

Class A Common Stock are reserved for and exclusively issued to the CEO. These shares carry superior voting privileges of 10:1 relative to Class B Common Stock. As of each December 31, 2016 and 2015, the CEO held 1,600,000 Class A shares of 5,000,000 authorized.

Class B Common Stock include all rights and privileges of Class A Common Stock except for the superior voting rights held by Class A Common Stock. As of December 31, 2016, 45,000,000 Class B Shares were authorized and 452,500 were issued and outstanding. As of December 31, 2015, 45,000,000 Class B shares were authorized and 335,000 were issued and outstanding.

Preferred shares carry no voting rights but have distribution preference in the event of liquidation. As of each December 31, 2016 and 2015, 0 of the 10,000,000 authorized preferred shares were issued and outstanding.

Note 8. Income Taxes

For the years ended December 31, 2016 and 2015, the Company did not record an income tax benefit because it has incurred taxable losses and has no history of generating taxable income, and therefore the Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Therefore, the Company recorded a full valuation allowance against its deferred tax assets of $2,016,032 and $1,136,617 as of December 31, 2016 and 2015, respectively. As of December 31, 2016 and 2015, the Company has net operating loss carryforwards of $3,578,294 and $2,988,467, respectively, which will begin to expire in 2031. The Company estimates its deferred tax assets and liabilities using an effective blended tax rate of 38%.

Under Section 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Utilization of the Company's net operating loss and tax credit carryforwards may be subject to annual limitations due to ownership changes. Such annual limitations could result in the expiration of the Company's net operating loss and tax credit carryforwards before utilized. The Company does not have a reserve for any uncertain tax positions, and management is unaware of any anticipated event in the next 12 months that could change this.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Note 9. Going Concern

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has realized recurring net operating losses, which totaled $890,145 and $1,154,127 for the years ended December 31, 2016 and 2015, respectively, has accumulated deficits of $4,698,673 and $3,808,528 as of December 31, 2016 and 2015, respectively, and has current liabilities exceeding current assets by $2,321,826 and $1,763,613 as of December 31, 2016 and 2015, respectively. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 10. Subsequent Events

On April 18, 2016 the Company entered into a partnership agreement with a third party. The third party has agreed to assemble the vehicles of the Company for fifty percent of the net profit upon sale of each vehicle to the dealerships established by the Company.

Management has evaluated subsequent events through April 28, 2017, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the consolidated financial statements.

EXHIBIT C TO FORM C

CAMPAIGN SCREENSHOTS

Discover Investments Edit My Campaign Secondary BETA Jason K.

Alkane Truck Company is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.



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Alkane Truck Company

Alternative Fuel Vehicles

Small OPO · Myrtle Beach, SC · Transportation
Accepting International Investment

Overview Team Terms Updates Comments Share



THE CHALLENGE





Truck diesel emissions are severely impacting global air quality– Oxides of Nitrogen (NOx) and Particulate Matter (Soot)

World Health Organization: 7 million die annually from air pollution

MIT: 200,000 in the U.S. die each year from respiratory air pollution health issues

EPA: 40% or 129 million of the U.S. population live with unacceptable air quality

Global movement to find alternative fuels to reduce the use of diesel and gasoline


ALKANE
ALKANE

THE SOLUTION


ZERO
EMISSIONS
Low
emission
ZONE
NEAR
ZERO
EMISSIONS
NOx

Zero Emission Electric	Low Emission Propane	Near-Zero Emission Natural Gas
Summer 2018	*Spring 2018*	*Late-Summer 2018*
		
CLASS 6 ELECTRIC	**CLASS 7 PROPANE**	**CLASS 7 & 8 NATURAL GAS**

ELECTRIC
CLASS 6 TRUCK
PROPANE DELIVERY

Note: Above launch dates subject to timing and funding levels achieved.

COMPETITIVE PRODUCTION MODEL



TRUCK COMPONENTS + GREEN DRIVETRAINS = USA TRUCK ASSEMBLY

Alkane is a uniquely competitive OEM alternative fuel truck company utilizing strategic global supply agreements with leading component manufacturers (ie: chassis & cab from Foton-China and pre-certified engines, powertrains, transmissions, and fuel systems from the U.S.) to minimize the significant financial investment required in the design, compliance, tooling, molding, and production facilities required of a typical turn-key OEM truck manufacturer. Alkane has achieved Department of Transportation and National Highway Transportation compliance for its initial Class 6/7 truck chassis/cab.



ONE COMPANY: FOUR VEHICLES
MULTIPLE ASSEMBLY LOCATIONS

TRACTION

CUMMINS/WESTPORT ANNOUNCES CARB CERTIFICATION OF THEIR NEAR-ZERO 12L NATURAL GAS ENGINE. FULFILLS ALKANE'S CLASS 8 OBJECTIVE.
JANUARY 2018

ALKANE AND EVLABS BEGINS ASSEMBLY AND INTEGRATION FOR THEIR INITIAL CLASS 6 ELECTRIC DEMONSTRATION TRUCK.
JANUARY 2018

ALKANE TRUCK COMPANY AND EVLABS ANNOUNCE AGREEMENT FOR ELECTRIC TRUCK LAUNCH
NOVEMBER, 2017

HARRISON TRUCK CENTER BECOMES A CERTIFIED ASSEMBLER AND AUTHORIZED DEALER OF ALKANE PRODUCTS
OCTOBER, 2017

CRAIG-HALLUM INDUSTRY ANALYSIS SUPPORTS OUR STRATEGY.
SEPTEMBER 2017

GLEN'S TOWING OF WEST VIRGINIA SIGNS AS FIRST ASSEMBLY PARTNER
APRIL, 2017

ALKANE LAUNCHES STREAMLINED ASSEMBLY PARTNERSHIP PROGRAM
FABRUARY, 2017

2018 DOMINATOR PROTOTYPE DEBUTS AT SEMA 2016 AUTO SHOW
NOVEMBER, 2016

FIRST PRODUCTION LOT OF CLASS 7 TRUCKS SOLD
MAY, 2016

BRAZILIAN TRUCK MANUFACTURER, AGRALE, AUTHORIZES ALKANE AS THE EXCLUSIVE AGENT OF SERVICE FOR NORTH AMERICA
MARCH, 2016

DOT COMPLIANCE ACHIEVED FOR ALKANE'S CLASS 7 LPG TRUCKS
NOVEMBER, 2015

FOTON-DAIMLER SIGNS ALKANE TRUCK COMPANY AS ITS EXCLUSIVE AGENT OF SERVICE IN THE USA
OCTOBER, 2015

ENGINEERING FIRM, TRIAD SERVICES GROUP, COMPLETES THE CLASS 7 CAB-OVER PROTOTYPE PROGRAM
SEPTEMBER, 2015

ALKANE AUTHORIZES 103 DEALER LOCATIONS NATIONWIDE
AUGUST, 2015

ALKANE AND POWER SOLUTIONS INTERNATIONAL (PSI) INITIATE THE ALTERNATIVE FUEL ENGINE PROGRAM
JUNE, 2015

ALL-ELECTRIC CLASS 6 DELIVERY TRUCK


ELECTRIC
325 hp & 480 lbs-ft
100% Recyclable
Lithium Batteries

ALKANE
TRUCK COMPANY
U.S. Assembler of Alternative Fuel Trucks and Off Road Vehicles

#JOINTHETRUCKINGREVOLUTION

WHO ARE WE?

A new disruptive truck brand, building alternative fuel transportation solutions for the trucking industry. We engineer and develop strong, powerful vehicles that can transform American trucking by reducing operating costs, creating new jobs and reducing our dependency on foreign oil.

HOW DO WE BUILD OUR TRUCKS?

- *We source only the best truck components available worldwide.*
- *We partner with experienced assemblers to build top-quality trucks using over 65% American-made parts.*

WHERE DO WE BUILD, DISTRIBUTE, SELL & SERVICE OUR TRUCKS?

- **BUILD**. *Nationwide, utilizing assembly facilities across North America.*
- **DISTRIBUTE, SELL & SERVICE.** *Through an established dealership network trained in Alkane trucks sales and service.*

We Assemble Unique Transportation Solutions -- Powered by Clean Alternative Fuels. Join Us as We Disrupt the Trucking Industry!

THE CLASS 8 *CABOVER TRUCK*	THE CLASS 7 *CABOVER TRUCK*	THE DOMINATOR *4x4 HUMVEE STYLE*
		

OUR MISSION

- PRODUCE A LINE OF CLEAN-BURNING, ALTERNATIVE-FUELED TRUCKS
- USE DOMESTICALLY-PRODUCED, COST-EFFICIENT FUELS SUCH AS PROPANE AND COMPRESSED NATURAL GAS (CNG)
- HIRE AMERICAN + ASSEMBLE THE TRUCKS ACROSS THE US
- NEW ELECTRIC TRUCK AVAILABLE 2018

OUR TRUCKS ARE BUILT FROM THE BEST COMPONENTS AVAILABLE WORLDWIDE

CHASSIS + CABS

Our assembly process starts with a rolling glider supplied by our partners, Daimler-Foton and Agrale.



AXLES

Axles are attached to the rolling glider at our assembly facilities.



BRAKES

We use US-manufactured Wabco brake system.


WABCO



ENGINES

We have partnered with Power Solutions International (PSI) for our alternative fuel engines and with Cummins for our diesel engines.





TRANSMISSIONS

Allison is the option of choice when selecting a top-quality supplier of automatic transmission.





FUEL SYSTEMS

The latest technology provided by the Bi-phase fuel system delivers clean fuel with efficiency and safety.



OUR PARTNERS

FotonDaimler Automotive · Agrale · Cummins · Core CPEV Motor · PSI Power Solutions International

Allison Transmission · Line-X Protective Coatings · Triad · Bi-Phase Smart Clean Propane

Harrison Truck Centers · evLabs

Alkane's Certified Assembler To Support Our Scalable Growth Plan

In October, 2017, Alkane announced an agreement to have Harrison Truck Center ("HTC") become Alkane's Certified "knockdown kit" assembler. Headquartered in Elk Run Heights, Iowa, Harrison Truck Centers has been in business since the late 60s. HTC began as a truck equipment body builder and later became an Oshkosh truck dealer. In the late 90s, HTC acquired its first Freightliner dealership in Iowa and has added Freightliner or Western Star dealerships in Iowa and four more locations in southern Minnesota. From 1997 to 2017, Harrison has grown from 40 to 400 associates and has become a Midwest leader in truck sales and service. In addition, HTC is one of the top glider kit builders in the United States—making Harrison Truck Centers a perfect fit for Alkane's knock-down assembly operation.

"Alkane Truck Company, an alternative-fuel truck company, has nailed down some key elements as they prepare to launch a crowdfunding effort on StartEngine."

-Moira Vetter, Forbes.com

As Featured In

Fleets & Fuels · TIDA Trucking Industry Defense Association · BPN Butane-Propane News · PRWeb Press Release Newswire

Green Fleet · FleetOwner · Government Fleet

Work Truck magazine · Business Fleet · Bobit Bussiness Media World's Largest Fleet Publisher · HDT Heavy Duty Trucking The Fleet Business Authority

NGTNews | Next-Gen Transportation

AREADEVELOPMENT

South Carolina Department of Commerce
Just right for business.



OVER $1 BILLION OF ALTERNATIVE FUEL INCENTIVES START IN 2018

CALIFORNIA REPUBLIC

California: Emission Rebates - $400million

- $90,000/truck for Zero Emission Electric
- $40,000/truck for Near Zero Class 8 Natural Gas
- $10,000/truck for Near Zero Class 6-7 Natural Gas

Federal: VW Emission Mitigation Fund

- $1.2 billion for zero emission vehicles (ZEVs)

Hundreds of millions for Near Zero Emission Trucks

Ontario Canada: Green Commercial Vehicle Program

- Rebates of up to $75,000 for each low-carbon truck

WHY INVEST

• Up to 234,741 shares of Class B Common Stock at $4.26 per share.
• Minimum Purchase: 57 shares at $4.26 each, for a total of $247.08
• Total offering amount: Up to $999,996.66

We are offering a maximum of 234,741 shares of Class B common stock, par value $0.001 per share (the "Class B Common Stock") of Alkane Truck Company, a Georgia corporation formed on June 24, 2011 (the "Company") on a "best efforts" basis. We have met the target amount set when we launched this offering. We will accept oversubscriptions in excess of the target offering amount up to $999,996.66 on a first come, first served basis.

• Medical evidence shows we need to support technology that reduces diesel emissions.

• Alkane will be in the "first to market" group of alternative fuel trucks.

• Over $1 billion of zero emission and near zero emission incentives accelerates adoption

THE TEAM



Robert Smith | Chief Executive Officer, Chief Financial Officer and Secretary



Bob is the head honcho at Alkane. He has a degree in Computer Science from Columbia Commercial College and has served as President of three successful companies: banking software development and implementation, factory building micro computers and software development for the first pre-paid cellular telephone platform.

He has over 30 years of experience in the import/export industry and has traveled extensively throughout China, Russia, Central America, Mexico and South America. He has the necessary business skills to direct the operations of Alkane with primary emphasis on streamlining operations, continued development of the latest technologies, and implementation of those technologies for both timeliness and cost-effectiveness.



LYLE JENSEN–PRESIDENT AND CHIEF OPERATING OFFICER (At Funding)

Mr. Jensen is an alternative fuel industry pioneer and former founding CEO of American Power Group ("APG") which remains the market leader in EPA/CARB certified natural gas conversions of Class 8 heavy-duty trucks and off-highway high-horsepower diesel engines in the U.S., Canada, and Latin America. Prior to APG, Mr. Jensen achieved a progressive career in executive leadership roles in various technical growth industries including avionics, electronic contract manufacturing, automotive after-market services, and tire recycling with emphasis on operational leadership, brand recognition, passionate customer service and improved financial performance. His business experience includes multiple turn-arounds, venture capital start-ups, second-phase growth funds, small-cap public companies and strategic business units of Fortune 500 multi-national corporations.


THE FUTURE OF AIR QUALITY IS ON OUR HANDS



JOIN US!



In the Press

SHOW MORE

Offering Summary

REGULATION CROWDFUNDING OFFERING STATEMENT

DATED JANUARY 11, 2017

Alkane Truck Company

1053 London Street

Myrtle Beach, South Carolina 29577

(843) 839-0109

Up to 234,741 shares of Class B Common Stock at $4.26 per share.

Minimum Purchase: 57 shares at $4.26 each, for a total of $247.08

Total offering amount: Up to $999,996.66

We are offering a maximum of 234,741 shares of Class B common stock, par value $0.001 per share (the "Class B Common Stock") of Alkane Truck Company, a Georgia corporation (the "Company") on a "best efforts" basis. The target offering amount necessary to close this offering is $24,993.42. If we do not raise our target offering amount by March 30, 2017, no securities will be sold in this offering, investment commitments will be cancelled and committed funds will be returned. We will accept oversubscriptions in excess of the target offering amount up to $999,996.66 on a first come, first served basis. See "Plan of Distribution" on page 2 and "Our Securities" on page 2 for a description of our shares.

	Number of Shares	Price to Public (1)	Underwriting Discounts and Commissions (2)	Proceeds to Issuer (3)
Per Common Share	1	$4.26	$0.00	$
Target Offering Amount	5,867	$24,993.42	$0.00	$24,993.42
Maximum Offering Amount	234,741	$999,996.66	$0.00	$999,996.66

The fee for posting on Startengine.com is 5% of the total raised. This fee is being split between the Company and those participating in the offering. A 2.5% surcharge fee, $0.1065 per share purchased, will be added to the investment for each share purchased. This surcharge is in addition to the share price and is not calculated as a portion of the target offering amount or maximum offering amount.

We do not intend to use commissioned sales agents or underwriters.

Does not include expenses of the offering, including professional fees, costs of blue sky compliance, escrow fees and the fees and costs of posting offering information on Startengine.com. See "Use of Proceeds" and "Plan of Distribution".

We may also use proceeds in an irregular way, which may include, but are not limited to, the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "administration expenses" that are not strictly for administrative purposes, any "travel and entertainment" expenses, and any repayment of inter-company debt or back payments; provided however, that the foregoing fees or expenses, as applicable, exceed $10,000.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials.

We will notify investors when the target offering amount has been met.

If we reach the target offering amount prior to March 30, 2017, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment at least 48 hours prior to March 30, 2017, his or her funds will be released to us upon a closing of the offering and he or she will receive securities in exchange for his or her investment.

If we notify investors of a material change to the offering and you do not reconfirm your investment commitment thereafter, your investment commitment will be cancelled and your committed funds will be returned to you.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 22(7) of Regulation Crowdfunding. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our Class B Common Stock and we cannot guarantee that such a trading market will ever exist.

These are speculative securities. A crowdfunding investment involves significant risks. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. See "Risk Factors" beginning on page 2.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering statement or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

You should rely only on the information contained in this offering statement prepared by or on behalf of us. We have not authorized anyone to provide you with information different from, or in addition to, that contained in this offering statement. This offering statement is an offer to sell only the Common Stock offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this offering statement is current only as of its date.

The Company valuation is $7,604,100.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Alkane Truck Company and evLabs Announce Agreement for Electric Truck Launch

about 2 months ago

-Target Mid-2018 Debut For 100% Battery-Electric Class 6 Truck-

-Innovative evLabs Powertrain/BMS Design Plans To Deliver Superior Horsepower and Torque-

Myrtle Beach, SC, November 28, 2017—Alkane Truck Company ("Alkane") announced today that the company has signed a Memorandum of Understanding with evLaboratory Inc. ("evLabs") to integrate evLabs' innovative powertrain and battery management system ("BMS") with Alkane's OEM alternative fuel truck chassis. The first model to market will be a new Class 6 (up to 26,000 GVWR) all-electric delivery truck for inner-city commerce. Subsequent launches of Class 4 thru Class 7 all-electric truck models are envisioned. In addition, the parties have agreed to provide evLabs the opportunity to become the Alkane Logistics Manager and Certified Assembler of its new product line of electric trucks.

About Alkane Truck Company

Alkane Truck Company is a uniquely competitive OEM alternative-fuel truck company that has secured strategic supply agreements with leading truck component corporations from the U.S. and around the world which helps to reduce the significant internal investment in design, test compliance, tooling, and production facilities required of a typical OEM truck manufacturer. All of Alkane's medium-duty and heavy-duty alternative-fueled trucks are shipped to Alkane as knock-down kits from each component manufacturer. The components are then tested and approved to DOT truck regulations before being assembled at a U.S. Alkane certified assembly facility. When the trucks are completed, and all parts are integrated with U.S. based assembly labor, the trucks are then determined to be U.S. OEM (original equipment manufacturer) compliant since the domestic value-add content exceeds 51%. This allows Alkane to issue their own VINs (Vehicle Identification Numbers), qualify for government and military contracts, and deliver a profitable and competitively priced alternative fueled (electric, natural gas, propane) vehicle to the market.

About evLabs

evLabs is a subsidiary of L&P Logistics headquartered in Punta Gorda, FL. The innovative evLabs technology is a universal electric drivetrain system using a sequence of electric motors that can range from 100HP to 700HP with corresponding high levels of torque. The system consists of an electric drivetrain, a controller, a battery management system and a battery pack of 100% recyclable lithium batteries. The evLabs' initial Class 6 all-electric model is rated at 325HP and 480 lbs-ft giving it superior power and torque compared to other all-electric options.

Robert Smith, Alkane's Founder and Chief Executive Officer stated, "We are truly excited to begin work with the evLabs management team to integrate their electric powertrain technology with our product line of Alkane OEM alternative fueled trucks. Demand for Zero Emission Vehicles ("ZEV") and Low NOx engines will see dramatic growth in the years to come and significant investment incentives are being offered to accelerate fleet transition from fossil fuel to zero and low emission transportation. For example, California has approved clean-air incentive programs that provide fleet vouchers of $90,000 to $100,000 per truck for Class 6 ZEV trucks coming to market in 2018.

In addition, the Federal VW Mitigation Trust has established maximum funding allowances of 75% for non-government owned and 100% for government-owned vehicles of the incremental cost to replace a diesel Class 6 truck with an all-electric Class 6 truck. Launch of the Alkane/evLabs electric truck product line is perfectly timed to take full advantage of the clean-air incentives, net fuel savings, and maintenance savings that fleet managers can benefit from."

James Lawrence, CEO of L&P Logistics/evLabs and Frank Ziegler, evLabs Chief Marketing Director collectively commented, "Transforming vehicles to the use and storage of electric energy reduces our dependency on foreign oil and helps to reduce the unhealthy emissions proven to cause respiratory problems in children and adults, while at the same time providing a reliable electric platform for fleet owners. We look forward to developing the partnership with Alkane Truck Company to ensure evLabs can garner a leadership position as a compelling participant in the alternative energy market. We believe the evLabs electric system technology advances power and torque performance to new levels not experienced before. Alkane's primary focus is producing reliable and affordable alternative-fueled vehicles. We are excited to have evLabs become a key Alkane partner in achieving those performance objectives."

For inquiries or additional information, please contact:

Alkane Truck Company

Website: www.alkanetruckcompany.com

Phone: *843-839-0109*

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Alkane Truck Company has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Alkane Truck Company be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Funding Plan for $663 Million in Clean Transportation Incentives

3 months ago

California Air Resources Board ("CARB") Announces Draft FY 2017-2018

Funding Plan for $663 Million in Clean Transportation Incentives

California faces ambitious goals to reduce greenhouse gases, reduce criteria pollutant emissions, improve air quality, and reduce petroleum dependency. CARB is employing clean transportation incentives to develop the use of zero-emission and near-zero emission technologies to be purchased by car owners and truck fleet operators. To support these incentives, the draft FY 2017-2018 Funding Plan for Clean Transportation was recently presented in a public forum/webinar. For light-duty vehicle and transportation, the proposed incentive budget is $265 million and for heavy-duty and off-road equipment the incentive budget is $398 million. These budgeted amounts do not include additional funding to be made available thru the upcoming VW Mitigation Trust Fund.

Most of the incentive funding is focused on: a) Zero Emission Vehicles (ZEV) such as hybrid-electric, electric drive, or hydrogen fuel, and b) Near Zero Emission natural gas engines such as the Cummins/Westport 8.9L Near Zero engine and the pending 11.9L Near Zero engine which is forecast to be in the market around February 2018. These Near Zero natural gas engines are CARB certified and have achieved very low NOx levels that are 90% below today's EPA/CARB emission standards. CARB will provide truck owners a $10,000 per truck incentive voucher to purchase a new truck with the 8.9L Near Zero engine (typically Class 7) and a $40,000 per truck incentive voucher to purchase a new truck with the 11.9L Near Zero engine (typically Class 8). California DMV reports over 500,000 commercial registered trucks in the state.

Bob Smith, Alkane Chief Executive Officer, stated: "These two Cummins/Westport Near Zero engines are targeted as the preferred engines for our Class 7 and Class 8 natural gas Alkane trucks. We are very pleased to see California is budgeting $10,000 and $40,000 in incentive vouchers to help accelerate the adoption of these engines which, in turn, will increase Alkane's opportunities for expansion in California. Other states also recognize the importance of reducing the harmful effects of diesel emissions and have begun introducing their own emission reduction incentive programs. Alkane's propane and natural gas alternative fuel trucks are positioned to take advantage of these clean air initiatives for years to come."

Amending our Securities Offering

4 months ago

Hello! Recently, a change was made to the Alkane Truck Company offering. Here's an excerpt describing the specifics of that change:

Alkane Truck Company has extended the end date of their offering by 120 days.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

After 5 business days, we will be conducting our fifth closing!

4 months ago

Alkane Truck Company, Inc. has more than successfully reached our minimum funding goal and we're continuing to accept investments. Per our offering terms and because our equity crowdfunding campaign has now exceeded the minimum funding goal, we will be conducting the 5th closing in as soon as five business days. We will be closing on all funds whose status is marked as "cleared" and therefore, those investors will be able to cancel their investment up until 48 hours prior to this new closing.

Once closed, we can deploy these funds and start implementing our ambitious growth plans. The equity crowdfunding path has been an outstanding journey for our management team, stakeholders and avid supporters. There is limited time left until the campaign officially ends, and we encourage you to promote the offering to your network.

Equity crowdfunding is all about building a community of passionate individuals around a single vision. We thank you for your continued support.

After 5 business days, we will be conducting our fourth closing!

6 months ago

Alkane Truck Company, Inc. has more than successfully reached our minimum funding goal and we're continuing to accept investments. Per our offering terms and because our equity crowdfunding campaign has now exceeded the minimum funding goal, we will be conducting the 4rd closing in as soon as five business days. We will be closing on all funds whose status is marked as "cleared" and therefore, those investors will be able to cancel their investment up until 48 hours prior to this new closing.

Once closed, we can deploy these funds and start implementing our ambitious growth plans. The equity crowdfunding path has been an outstanding journey for our management team, stakeholders and avid supporters. There is limited time left until the campaign officially ends, and we encourage you to promote the offering to your network.

Equity crowdfunding is all about building a community of passionate individuals around a single vision. We thank you for your continued support.

Inventory Has Arrived at Our West Virginia Assembly Partnership Operation Facility

6 months ago

We are excited to announce that thanks to the support received by all our startengine.com's investors and our new partners, CTC Industries (Glen's Towing) from West Virginia, we have received our initial production inventory for the Class 7 Cab-Over LPG Truck.



Akane Truck Company & CTC Industries Establish West Virginia A...
ALKANE

Alkane Truck Company Announces Major Business Development Initiatives —Expands Alkane's Class 7 LPG Truck Launch in the U.S., Canada and Mexico—

6 months ago

Myrtle Beach, SC, July 10, 2017—Alkane Truck Company ("Alkane") announced today several key business development initiatives that position the company to expand the commercial launch of their Class 7 LPG (propane) delivery truck in the United States, Canada and Mexico.

Bob Smith, CEO of Alkane Truck Company, stated: "We are very pleased with the interest level we are seeing from government officials, potential dealers and fleet customers in our EPA/CARB-certified and DOT-compliant, Class 7 propane-powered delivery trucks. Favorable fuel economics and the global interest in transitioning to alternative-fueled vehicles to reduce unhealthy greenhouse gas emissions from aging diesel engines are the major market drivers. Alkane products are perfectly positioned to see substantial growth in the coming quarters and years to meet this clean energy demand."

Several major alternative-fuel business development initiatives where Alkane Truck Company's products provide a viable solution are:

United States—VW Environmental Mitigation Trust Fund. In October, 2016, the U.S. government granted final approval of a $14.7B settlement against Volkswagen (VW) for equipping more than 500,000 of its diesel vehicles with software designed to cheat U.S. vehicle emissions tests in violation of the Clean Air Act. Of that amount, $10B will be spent on vehicle buy-backs, $2B on zero-emission infrastructure investments, and $2.7B will be allocated to establish the *Environmental Mitigation Trust* to fund projects that reduce diesel-related emissions. Each state in the U.S. has been allocated a certain percentage of the fund. In anticipation of the release of funding by January, 2018, states are currently entertaining project ideas. According to the *Trust* guidelines, these funds may be used to upgrade or replace diesel-powered vehicles with newer and cleaner burning engines; since Alkane products qualify for consideration under the funding guidelines, the company is actively lobbying state mitigation trust fund managers to appropriate monies to replace aging diesel-fueled trucks and fleets with its new propane-fueled delivery trucks.

Canada—Quebec Province. As part of its 2030 Energy Policy, the Government of Quebec Province has made it a priority to establish the province as a North American leader in the areas of renewable energy and energy efficiency.

Quebec's *Ecocamionnage Program* provides fleet operators with financial incentives of up to $30,000 in eligible expenses related to the acquisition of each alternative-fueled vehicle. The Quebec propane industry has recently reached out specifically to Alkane to bring our Class 7 LPG truck line to the region. Business trips and meetings have been scheduled to identify and establish dealers in Quebec in an effort to introduce the Alkane LPG Class 7 north of the border.

Canada—Ontario Province. The Canadian Natural Gas Vehicle Association, Ontario natural gas utilities, and the Ontario Trucking Alliance are working with the Ontario Ministry of the Environment and Climate Change (MOECC)

to establish guidelines to distribute $270M Canadian dollars over the next four years for alternative fuel applications. Of the total, $100M is earmarked for new fueling stations, $170M for alternative fuel vehicles. The program is expected to launch in late 2017 and be fully implemented in 2018. Alkane is preparing to set up its new dealer network in Toronto and other key cities in the province to sell its Class 7 LPG trucks and, when adequate capital can be secured, Alkane will launch its Class 8 alternative-fuel product line.

Mexico—Favorable Fuel Economics and Reducing Diesel-Related Emissions. In January 2017, the Mexican government eliminated certain fuel subsidies for diesel and gasoline—resulting in an immediate 15%-20% increase in diesel fuel prices. This action created over a 50% favorable price spread between higher diesel prices and lower propane and natural gas prices. In addition, continued degradation of air quality and smog alerts have motivated

Mexican federal and city officials to address their environmental issues. During 2016, the Mexican Environmental Authority began implementing mandated cutbacks in daily deliveries to major cities for fleets using either gasoline- or diesel-fueled trucks; if alternative-fueled trucks are used, the delivery ban is lifted. This double-jeopardy loss in weekly delivery revenue as a result of using diesel trucks and the higher cost of diesel fuel itself has caused a wave of interest in alternative-fuel vehicles—especially in vehicles like Alkane's Class 7 LPG truck, whose cab-over design is perfect for tight inner-city deliveries. Alkane has selected a Mexican alternative fuel company as its lead dealer—currently taking steps to register Alkane's products for sale in Mexico.

Mr. Smith concluded: "Our major task at this point is to secure working capital to escalate Alkane truck production to meet the burgeoning demand resulting from these key international business development initiatives. We appreciate your investor interest and look forward to answering any questions you may have."

2018 Class 7 Truck Brochure

7 months ago

The highly anticipated alternative fuel truck is ready to start production in October in our Beckley, West Virginia, facility. After months of hard work, we have secured a path to deliver a strong and reliable work-ready truck.

DOWNLOAD BROCHURE

Gross Vehicle Weight (GVW) ***25,950 & 33,000***

- Medium Duty Class 7 Truck
- Allison 3500 Series 6-Speed Automatic Transmission
- Bi-Phase Durability-tested LPG Fuel System
- For Bobtail, Box, Flatbed, Refrigerated Box and Many Other Custom Uses

**Trucks are sold as bare chassis; customer must select outfitter.*

For more information contact us at info@alkanetruckcompany.com

In as soon as 5 business days, we will be conducting our third closing!

8 months ago

Alkane Truck Company has successfully reached our minimum funding goal and we're continuing to accept investments. Per our offering terms, and because our equity crowdfunding campaign has now exceeded the minimum funding goal, we will be conducting the third closing in as little as 5 business days. Once closed, we can deploy these funds and start implementing our ambitious growth plans right away. You will soon receive an official announcement from StartEngine about the closing.

*The equity crowdfunding path has been an outstanding journey for our management team, stakeholders, and avid supporters. As a result, w*e are also extending our offering deadline to Sept 25th, 2017. We have made this decision based on the overwhelming amount of positive feedback and requests to extend the campaign.

Equity crowdfunding is all about building a community of passionate individuals around a single vision. We thank you for your continued support.

After 5 business days, we will be conducting our second closing!

9 months ago

Alkane Truck Company, Inc. has more than successfully reached our minimum funding goal and we're continuing to accept investments. Per our offering terms and because our equity crowdfunding campaign has now exceeded the minimum funding goal, we will be conducting the 2nd closing in as soon as five business days. We will be closing on all funds whose status is marked as "cleared" and therefore, those investors will be able to cancel their investment up until 48 hours prior to this new closing.

Once closed, we can deploy these funds and start implementing our ambitious growth plans. The equity crowdfunding path has been an outstanding journey for our management team, stakeholders and avid supporters. There is limited time left until the campaign officially ends, and we encourage you to promote the offering to your network.

Equity crowdfunding is all about building a community of passionate individuals around a single vision. We thank you for your continued support.

Offering Deadline Extended

10 months ago

Dear Investors,

Family, colleagues, old friends and new friends, welcome to the Alkane Truck Company family. As of today, our Online Public Offering (OPO) has raised in excess of $X, all because of you.

On behalf of the Alkane Truck Company team, thank you! Your investment was a vote of confidence in our company and we’re most appreciative of your commitment to our vision.

We have an important announcement: We are extending our offering deadline to May 29th, 2017. We have made this decision based on the overwhelming amount of positive feedback and requests to extend the campaign.

What this means for our current investors:

Because we are adjusting our deadline, investors whose funds have not yet been cleared must reconfirm their investment before Thursday, April 6, 2017. If investors do not reconfirm before the deadline, their investment will be canceled and the withdrawn funds will be refunded.

How to reconfirm your investment:

Each investor who needs to reconfirm their investment will receive an email shortly from StartEngine with a secure link allowing investors to re-confirm their investment. You simply need to enter your name, the company, and click the “Sign” button at the very bottom of the webpage.

If you do not receive an email, your investment is all set and you do not need to reconfirm your investment.

If you have any questions about the process or any trouble reconfirming your investment, please reach out to contact@startengine.com or call 800-317-2200 between the hours of 9:00am - 5:00pm Monday through Friday PST.

Thank you for your support and helping to make our dream come true.

In as soon as 5 business days, we will be conducting our first closing!

10 months ago

Alkane Truck Company has successfully reached our minimum funding goal and we're continuing to accept investments. Per our offering terms, and because our equity crowdfunding campaign has now exceeded the minimum funding goal, we will be conducting the 1st closing in as little as 5 business days. Once closed, we can deploy these funds and start implementing our ambitious growth plans right away. You will soon receive an official announcement from StartEngine about the closing.

The equity crowdfunding path has been an outstanding journey for our management team, stakeholders, and avid supporters. There is limited time left until the campaign officially ends, and we encourage you to promote the offering to your network.

Equity crowdfunding is all about building a community of passionate individuals around a single vision. We thank you for your continued support.

Alkane Truck Company On The Works of a Partnership With Cummins Engine.

11 months ago


Alkane Partners Cummins & Agrale
ALKANE
TRUCK COMPANY

Engineers from Cummins and Triad Services Group, met last week with our CEO and executives from Agrale to review the program for a diesel version Dominator.

Alkane Truck Company, is adding three new engines to their current vehicle line.

For the Dominator, we have identified Cummins ISV5.0,

ISV5.0

Overview

Cummins ISV5.0 goes beyond the traditional diesel attributes of horsepower, torque, reliability and durability to deliver the next dimension of performance. Cummins global diesel design expertise has combined advanced materials, the latest High Pressure Common Rail (HPCR) fuel system, Cummins VGT Turbocharger and Cummins emission control technology to produce an extraordinarily clean, quiet and fuel-efficient V8 diesel engine. The ISV5.0 is ideally suited for pickup and delivery vehicles, school buses, light- and medium-duty trucks and motorhomes. And Cummins commitment to service support has never been stronger. That's taking total performance to the next dimension.

Better Fuel Economy. Big Savings.
Switching from a gasoline V8 to the Cummins ISV5.0 V8 diesel significantly reduces your cost of operation, as diesel fuel economy is typically 20-40% better than a V8 engine of comparable performance. The ISV5.0 combines the latest in Cummins combustion technology, with advanced weight-saving components that include a compacted graphite iron (CGI) block, and high-strength aluminum alloy head and composite valve covers. The high power-to-weight ratio of the ISV5.0 helps you get the most out of every gallon of fuel.

Proven Technology With A Clear Advantage
The ISV5.0 utilizes Cummins advanced technology that has been proven effective and reliable in the toughest on-highway applications. This includes a HPCR fuel system, dual overhead camshafts and the Cummins VGT™ Turbocharger. The Aftertreatment System from Cummins Emission Solutions is fully integrated with the engine to deliver optimum fuel economy and near-zero emissions. The ISV5.0 will be certified to the near-zero NOx and PM emissions levels required by the U.S. Environmental Protection Agency (EPA) and will also meet 2014 GHG requirements an 2013 Air Resources Board (ARB) standards including on board diagnostics.

Class 7 Truck, a ISB 6.7 Diesel Engine,

B6.7 for Medium-Duty Truck (2017)

Overview

When you say the word "efficiency" to anyone in the trucking industry, the conversation immediately turns to fuel economy – for good reason. It's one of the single most important factors in your total cost of operation.

And that's why Cummins is redefining a classic and introducing the newest-generation B Series engine from Cummins – the B6.7. The Cummins B6.7 for 2017 is more efficient, with up to 7 percent better fuel economy over the EPA 2013 ISB6.7, with the highest gains in key duty cycles running at lower speeds and in inner-city operations.

But that's not all - Cummins is making other significant enhancements in everything from reliability to noise reduction to real-time diagnostic capability and performance.

One contributing factor to the fuel economy improvement is the fully integrated Single Module™ aftertreatment system, which incorporates a flowthrough design and optimized heat management. It also contributes to a significant space savings over the previous model.

Obviously, even though the B6.7 already commands the highest market penetration of any engine in its class, Cummins engineers don't take anything for granted. Even with a legacy of over 12 million B series engines
sold over the last 32 years, we continue to keep improving a time-tested and proven reliable product. The B6.7 will have accumulated 1.5 million test miles in multiple real-world applications prior to its 2017 launch, ensuring exceptional uptime from the start. Plus, the 2017 B6.7 will be fully capable for the introduction of stop-start technology that will yield further improvements in fuel economy in stop-and-go duty cycles. That's Cummins, redefining efficiency – not just for the B6.7, but for an entire industry.

A Business Partner With The Power To Meet Your Needs.

There are two distinctly different B6.7 versions from which to choose. Customers looking to maximize fuel economy with the lowest possible cost of operation should select one of our efficiency ratings from 200 hp to 260 hp (149-194 kW). B6.7 engines in this ratings family have a unique combustion formula that, together with improved airflow through the aftertreatment and modifications to the VGT® Turbo, add up to an additional 7 percent fuel economy improvement over the EPA 2013 ISB6.7.

Customers who need additional power and torque should opt for B6.7 performance ratings from 280 hp to 325 hp (209-242 kW). Those ratings feature their own unique turbocharger, piston design and aftertreatment system, for optimum performance. Peak torque ranges from 660 lb-ft to 750 lb-ft (895-1017 N•m), making it easy to deliver heavy loads on the steepest hills while still offering up to 5 percent better fuel economy in 2017.

Class 8 Truck,

X12 (Available 2018) for Heavy-Duty Truck

Overview

The productivity leader.

Cummins X12 redefines the entire medium-bore engine category (10L-13L), setting new standards for productivity in regional-haul, vocational and intermodal truck applications. It's performance that is not just unchallenged – it's unbeatable. Smaller in size – at least 150 pounds lighter than the next closest competitive engine and up to 600 pounds lighter than other medium bore engines – the X12 still delivers powerful performance from 350 hp to 475 hp and 1250 to 1700 lb-ft of peak torque. At just 2,050 pounds, it has the highest power-to-weight ratio of any heavy-duty engine from 10 liters to 16 liters in size. The combination of power and efficiency is striking. You can gear the X12 to pass traffic in the left lane and still have plenty of fuel left in the tank for every job.

The Best Of All Worlds.

A legacy of proven performance goes into every Cummins X12. From L10 and M11 in the 1980s to ISM and ISX engines through the turn of the century, we've been building on a proven platform designed for maximum uptime and productivity. The X12 will be built in Jamestown, N.Y., in the same production facility as the Cummins X15, and will share many heavy-duty components, including our proprietary Cummins Holset VGT® Turbo, XPI fuel system, Electronic Control Module (ECM), our new Single Module™ aftertreatment system and ADEPT™ advanced electronic features. It's an engine platform that's been tested and is delivering in the toughest, most challenging operations around the world – like an Australian B-double and German Snowgroomer, it just keeps rolling.

Better In The Short Haul.
And Over The Long Haul.

Regional-haulers with hub-and-spoke operations can expect their Total Cost of Operation (TCO) to drop significantly with the X12. A low-friction design increases fuel economy while extended maintenance intervals and high mileage, real-world experience ensures maximum uptime. Less time spent in the shop means more money you can earn on the road.

Run Quicker. Deliver More.

The X12 is designed to deliver exceptional throttle response for inner-city stop-and-go operations, especially when paired with an automated manual transmission. Plus, its compact size enables shorter bumper-to-back of cab (BBC) dimensions with improved maneuverability. A new Cummins engine brake improves stopping power and lengthens service brake life. Drivers will really like the way the X12 performs, whether the traffic light is turning green or red.

Trust Makes All The Difference.

The most reassuring part of owning any Cummins-powered vehicle is knowing that we've always got your back. Cummins engine experts and our extensive training programs ensure service and support excellence that you can depend on. No matter the situation. We are committed to the success of your business, which means complete dedication to working with you as a partner on everything from upfront vehicle and engine spec'ing to maximizing your uptime out on the road. You aren't just buying a Cummins engine – you're buying Cummins expertise and commitment anywhere and everywhere your business takes you. And no matter where that is, peace of mind is always nearby with over 3,500 authorized Cummins parts and service locations throughout North America.

Alkane Truck Company Inks Exclusive Agreement With Agrale, Brazil

12 months ago

Deal Announced Alongside Company's Launch of a Title III Crowd Investment Offering on Equity Crowdfunding Platform StartEngine Allowing Anyone to Invest in Alkane

"We are very excited about having exclusivity with Agrale in the North American market. The unique vehicles we will be offering through Agrale will fill existing market voids."



MYRTLE BEACH, SOUTH CAROLINA (PRWEB) FEBRUARY 08, 2017

Alkane Truck Company, the South Carolina-based manufacturer of alternative fuel trucks and off-road vehicles, has signed an exclusive agreement with Brazilian truck manufacturer, Agrale. The agreement names Alkane its sole representative for sales and service in North America--to include the U.S., Canada and Mexico. This announcement comes at the same time as the company's launch of a new crowdinvesting campaign on equity crowdfunding platform StartEngine, allowing anyone across the U.S. to join the company in their vision for providing clean-burning alternative fuel vehicles, American jobs, and energy independence for the trucking and off road vehicle industries.

Signing the agreement from Alkane was its CEO, Mr. Bob Smith, and representing Agrale was CEO Mr. Hugo Zattera. The company, founded in 1962, is best known for building rugged and durable products and is the sole supplier of military vehicles to the Brazilian government.

"We are very excited about having exclusivity with Agrale in the North American market," said Smith. "The unique vehicles we will be offering through Agrale will fill existing market voids."

The first Agrale/Alkane collaboration introduced in the U.S. is the humvee-style Alkane Dominator™. This rugged vehicle was part of the Line-X Body Armor Coating Exhibit displayed at the SEMA Expo in Las Vegas on November 1, 2016.

Alkane brings to the market a unique production and distribution model, using streamlined manufacturing and distribution to reduce costs and allow Alkane to offer more competitively priced vehicles in their respective markets.

Alkane imports the main body and chassis as an assemblage of parts and incorporates U.S.-manufactured components such as engines, transmissions, fuel systems, wheels, tires, brakes, safety elements and other key components required for DOT compliance.

Together, Alkane and Agrale will offer a new class 7 truck line, the humvee-style, off-road Dominator™ and various commercial chassis options for recreational and public transportation vehicles.

"We are ready to move forward and we anticipate the North American market will be very receptive to these rugged and durable vehicles," said Bob Smith. "This agreement is a unique and exciting opportunity for both companies, and we look forward to working together."

New rules as part of Title III of the JOBS Act have enabled Alkane to launch a new crowd investing initiative on equity crowdfunding platform StartEngine to allow anyone across the United States the opportunity to invest in the company's signature alternative-fueled vehicles. Interested individuals may visit https://www.startengine.com/startup/alkane to learn more.

About Alkane Truck Company
Alkane Truck Company is an OEM for 100% dedicated natural gas powered vehicles. Alkane's vehicles are sold worldwide and are available in Gasoline, Diesel, Propane Autogas (LPG), Compressed Natural Gas (CNG), and Liquefied Natural Gas (LNG). The company is headquartered in Myrtle Beach, South Carolina. For more information, visit our website http://www.Alkanetruckcompany.com

Comments (52 total)

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Robert Pryately 3 months ago

Also, your balance sheet as of 12-31-16 states that your current assets are $1.4M and current liabilities are $3.7M, meaning you will have to get another $2.3M this year either in new capital or from net income. How can we be confident that will happen? If this does not happen, won't crowdfunding equity investors lose everything?

Bob Smith Alkane Truck Company - Issuer 3 months ago

We're in the process of completing the engineering of the Dominator. It will come to market in 2018. We have signed a contract with a company in Iowa to build the Dominator for Alkane. They currently build 800 Class 8 trucks each month. This company has the facilities, the experienced trained professionals to do an excellent job for production of the Dominator. We do this so we don't have to invest money in facilities, training of people and equipment. We pay a set fee for each Dominator that's completed and shipped to the dealerships. This takes a great deal of the risk out of our business. This company also helps with the inventory of parts which further reduces the risk for Alkane. We're trying to work smart and not build up a huge debt. This way we get to profits sooner. We have very little debt and it's our job to keep it that way.

Robert Pryately 3 months ago

Bob, your offering memorandum states that you expect Dominator product in April 2017. Has that happened? What has been your costs and sales per unit?

Bob Smith Alkane Truck Company - Issuer 3 months ago

We're in the process of completing the engineering of the Dominator. It will come to market in 2018. We have signed a contract with a company in Iowa to build the Dominator for Alkane. They currently build 800 Class 8 trucks each month. This company has the facilities, the experienced trained professionals to do an excellent job for production of the Dominator. We do this so we don't have to invest money in facilities, training of people and equipment. We pay a set fee for each Dominator that's completed and shipped to the dealerships. This takes a great deal of the risk out of our business. This company also helps with the inventory of parts which further reduces the risk for Alkane. We're trying to work smart and not build up a huge debt. This way we get to profits sooner. We have very little debt and it's our job to keep it that way.

Robert Pryately 3 months ago

Hi. In response to Robyn Eason's comment below, this is what is in your offering memoradum in quotes below about the shares being tradeable. They are actually rather illiquid. "RESTRICTIONS ON TRANSFER
The securities being offered may not be transferred by any purchaser of such securities during the one
year period beginning when the securities were issued, unless such securities are transferred:
• to the Company;
13
• to an accredited investor (as defined below in “Plan of Distribution”);
• as part of an offering registered with the SEC; or
• to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to
a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in
connection with the death or divorce of the purchaser or other similar circumstance."

Shawn Johnson Alkane Truck Company - Potential Investor 5 months ago

Dear sir- remember me when your contract with UPS, FED EX, or any major trucking firm. When this happens you can say this fella Shawn was right.
Great product in ten years your vehicles will be all over the USA delivering products and people just going to the grocery store or taking a vacation.

Bob Smith Alkane Truck Company - Issuer 4 months ago

In response to your comment, Alkane is focused on selling Alkane alternative fueled trucks to all sizes of fleets including national accounts. We look forward to realizing your vision.

Shawn Johnson Alkane Truck Company - Potential Investor 5 months ago

Will you be signing a contract with , let's say a carrier like UPS ?

Bob Smith Alkane Truck Company - Issuer 4 months ago

In response to your question, we currently are expanding our Dealer Network and getting ready to put our Class 7 LPG vehicle into full production. We expect contracts of many shapes and sizes will flow through our dealers shortly.

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Exhibit D to Form C
Video Transcript

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alkane truck company we continually

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think about the future the future of

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energy in our country

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what if we could create something that

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is as dynamic as it is practical

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something that could change American

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Trucking as we know it

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those thoughts were formulated five

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years ago the solution was a simplified

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business model that breaks the market a

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streamlined form of manufacturing and

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distribution we use the highest quality

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parts and components available which

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were produced in ocher companies

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expensive manufaccuring facilicies chese

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facilicies ofcen could cosc upwards co

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500 million dollars and we have avoided

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chac expense we eliminaced che high

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coscs associaced wich che large

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invescmenc buildings and equipmenc our

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suppliers make che parcs we engineer

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cercify and assemble chem in America

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inco one-of-a-kind clean burning

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vehicles vehicles powered wich a

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domescic fuel liquid propane we have

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cransformed crucking in America wich

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three unique vehicles all powered with

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liquid propane class 7 delivery truck

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a class a tour 18 wheeler truck

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and unique one-of-a-kind alkane

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Dominator four-wheel-drive Humvee style

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fear

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why are we seeking cap for several very

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important reasons inventory engineering

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and development the great we can

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accelerate that process of the inventory

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is an hour assembly plant quicker we can

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get our trucks to our dealer network and

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to our end use our dealers are there the

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end users are there and the demand for

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clean-burning trucks is there you

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thought about the future what we

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ourselves to do to bring about change

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together we can provide American jobs

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provide cleaner air for generations to

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come and create a culture of energy

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independence join us in our journey to

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change the future we invite you to be

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part of the potential success of alkane

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truck company together let's move this

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country forward to a brighter future

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